Exhibit 99.3

SUSTAINABILITY REPORT 2022 SG Stevanto Group

Sustainability Report - 2022 Table of contents Letter to Stakeholders IV Methodological note V 1 STEVANATO GROUP 6 1.1 At a Glance 7 1.2 Organizational details 8 1.3 Mission, Vision and Values 13 1.4 The company structure and main corporate functions 14 1.5 Ethics, integrity and compliance 16 2 STEVANATO GROUP AND SUSTAINABILITY 17 2.1 Approach to sustainability 18 2.2 Certifications and awards 21 2.3 Participation in organizations and associations 23 3 ECONOMIC SUSTAINABILITY 24 3.1 Stakeholder value creation 25 4 RESEARCH, DEVELOPMENT, INNOVATION AND PRODUCT RESPONSIBILITY 26 4.1 Stevanato Group products, technologies and services 27 4.1.1 Biopharmaceutical and Diagnostic solutions 28 4.1.2 Engineering 30 II

Sustainability Report - 2022 4.2 R&D and Innovation 31 4.2.1 R&D for Drug Containment Solutions (DCS) 31 4.2.2 R&D on Drug Delivery Systems (DDS) 32 4.2.3 R&D on Engineering 33 4.2.4 Analytical Services 35 ]4.3 Product quality and responsibility 36 5 ATTENTION TO HUMAN CAPITAL 37 5.1 Stevanato Group’s human resources 38 5.2 Employee management and development 41 5.3 Occupational Health & Safety 43 6 SUPPLY CHAIN 45 6.1 Responsible supply chain & procurement 46 7 ENVIRONMENTAL RESPONSIBILITY 49 7.1 Stevanato Group’s commitment to the environment 50 7.2 Energy Consumption and GHG Emissions 51 7.3 Water management 54 7.4 Waste management 56 8 LINK WITH THE TERRITORY 58 8.1 Local communities engagement 59 Annex 60 GRI content index 63 Independent Audit Report 67 III

Sustainability Report - 2022 Letter to Stakeholders Giovanni Stevanato had a dream and a vision. He wanted to create world-class glass manufacturing activities in Piombino Dese and set a standard of excellence. For over 70 years, we have been devoted to providing integrated solutions for the pharmaceutical and healthcare industry by constantly investing and acquiring skills in new technologies. A rich, international heritage has helped us become a global leader in drug containment, delivery, and diagnostic solutions. Our Vision is to create a reliable eco-system to empower our partners and enhance their ability to produce safe, easy-to-use and affordable treatments to improve patients’ lives. With this in mind, we invest in our business, our people, innovative solutions and scientific advancement, which we consider crucial to creating long-lasting value. In 2022, while facing global economic uncertainty and the war in Ukraine, we overcame inflation and supply chain constraints confronting most other companies by implementing diverse efficiency initiatives at all levels of the organization. In particular, we made progress in the expansion activities in Fishers (USA), Piombino Dese and Latina (Italy), and Zhangjiagang (China). We continued to seek growth in our mix of high-value solutions and fueled innovation by investing in R&D and partnering with other leading organizations. We also reviewed Stevanato’s organizational structure in an effort to provide better support to our international customers and continued to build a culture of internal control of our processes, which is required by our status as a public company, as well as strengthening our set of policies and procedures. Stevanato Group and its customers operate in a complex world. As a trusted partner, we help Biopharma and Diagnostics companies turn problems into solutions, managing complexity to deliver value for our clients, partners and the scientific community while keeping the customer, patient and stakeholders at the center of what we do. We strive to support our stakeholders while making a positive impact for the benefit of all. To this end, we regularly assess Environmental, Social and Governance impacts because we believe the ability to respond to such trends and risks may impact the long-term success of our company and society. Indeed, our goal is to pursue a regenerative business innovation journey while asserting our position as an interdependent and responsible member of the community in line with the United Nations’ Sustainable Development Goals. For our Group, sustainability is one of the primary means to tackling such complexity and we are committed to embedding it in our strategic plan, policies and practices. To safeguard the environment, we aim to reduce the impact of our processes and products starting with decarbonization and improvements in waste management. That same level of care applies to our people and is embodied by Stevanato’s Values and Guiding Principles and a workplace culture that fosters a culture that values both Health & Safety and Diversity, Equity & Inclusion. Finally, with reference to the Governance area, we aim to establish and maintain a sustainable corporate model through a dedicated governance structure and we are committed to regularly measure and report our progress on impacts using the GRI Standards criteria as a framework for transparency and accountability. In 2022, we were awarded a Bronze Medal by EcoVadis, an achievement that reflects the successful implementation of our sustainability strategy. The recognition acknowledges our ranking among the top 25% of companies in the “Manufacture of glass and glass products industry” and the top 34% of total companies rated by the platform. With the publication of Stevanato’s second Sustainability Report, our goal is to continue growing and supporting customers throughout our regenerative business innovation while making a positive impact everywhere we work and do business. We believe both our challenge and opportunity is to benefit from our know-how, resources, and enthusiasm to turn every project into an achievement while fostering health, wellbeing, and positive impacts for society and the planet. In close partnership with our stakeholders, we invest in sustainability today for a better tomorrow. Franco Stevanato Executive Chairman Stevanato Group S.p.A. Via Molinella 17, 35017 Piombino Dese · Padova · Italy Franco Moro Chief Executive Officer & Chief Operating Officer Stevanato Group S.p.A. Via Molinella 17, 35017 Piombino Dese · Padova · Italy IV

Sustainability Report - 2022 Methodological note Sustainability Report clearly outlines Stevanato Group’s environmental, social and economic achievements in a transparent and structured manner for the 2022 financial year (January 1-December 31) aligned with the company’s financial reporting, and shows the commitment and initiatives undertaken by the Group towards its goal of sustainable development. The annual reporting cycle provides internal and external stakeholders with a representation of Stevanato Group’s business performance, results and impact in relation to the main sustainability topics relating to the 2022 financial year. This document represents the Sustainability Report of the companies belonging to Stevanato Group and its subsidiaries (hereinafter also referred to as “the company,” “Stevanato,” the “Stevanato Group,” or “the Group”). The list of entities included in the sustainability reporting is aligned with the 2022 Annual 20F Filing1. The Sustainability Report includes data about the Parent Company Stevanato Group S.p.A. and its subsidiaries, which are directly or indirectly consolidated on a line-by-line basis. Note that some Group companies, which are not operational, have not been included in the EHS data due to limitation of scope (see relevant footnotes). Stevanato Group has reported sustainability information with reference to the GRI Standards 2021. For more details on GRI Standards, please see the table “GRI Content Index” in the appendix. The contents of the Sustainability Report were selected based on the results of a materiality analysis carried out in 2020 and updated in 2022 following GRI 3: Material Topics 2021 guidelines. The analysis took place in 2022 and confirmed the original list of material topics for the Group and its stakeholders as published in this document and described in Chapter 2. Information on quality criteria and the reporting scope were defined following the GRI principles and encompassed positive and negative impacts, comparability, accuracy, timeliness, clarity and verifiability. Specifically, the information included in this report was taken both from the Group’s IT system and from the sustainability reporting package. In order to properly manage the reporting process, a Sustainability Reporting Procedure was set up in 2021 and updated in 2022 in line with the GRI Standards 2021, which illustrates how to prepare the Group’s Sustainability Report including timing, tools, roles and responsibilities of the functions and individuals. To ensure responsiveness and proper application of the procedure, the reporting process was extensively discussed and agreed upon by the working group. The information presented in this report refers to 2022 and includes a comparison with the previous year. Any restatements of information made from previous reporting periods are appropriately indicated, when necessary, throughout the report. The information collected and reported is based on measurable data. To provide an accurate overview of the Group’s performance and help ensure data reliability, the use of estimates has been limited as much as possible. If they are provided, they have been made using the best methods available and are properly identified. The report presents both positive and negative aspects equally with a comment on the results when appropriate. This report was approved by the Board of Directors of Stevanato Group S.p.A. on April 5, 2023, and published in June. The process for seeking external assurance involved a preliminary evaluation based on different providers and relative core competencies and resulted in the selection and approval of Deloitte & Touche S.p.A. as external auditor. Stevanato Group commissioned the external auditor to provide a limited assurance report on select statements and figures in the Sustainability Report. The external assurance report (“limited assurance engagement” in accordance with the criteria indicated by the ISAE 3000 Revised Standard) is attached at the end of this document and contains a description of what has been assured and on what basis, including the assurance standard used, the level of assurance obtained, any limitation of the assurance process, and the relationships between the organization and the assurance provider. For further information and suggestions regarding Stevanato Group’s Sustainability Report, please contact: sustainability@stevanatogroup.com. 1 The scope of consolidation as of December 31, 2022, is essentially unchanged compared to December 31, 2021. On December 31, 2022, the extraordinary shareholders’ meetings held at Innoscan A/S and SVM Automatik A/S approved the merger of the non-surviving company, Innoscan A/S, into the surviving company, SVM Automatik A/S. The transaction is effective for accounting purposes as of January 1, 2022 V

Stevanato Group 1

Sustainability Report - 2022 1.1 At a Glance PEOPLE AND GOVERNANCE VALUE CHAIN PROCESS & PRODUCT 480.798,6 GJ OF ELECTRICITY CONSUMPTION DANISH SITES ARE BACKED BY RENEWABLE BASED ELECTRICITY ECODESIGN OF FIRST SUSTAINABLE PRODUCTS 9,178.1 TON OF WASTE OF WHICH 82% OF RECOVERED WASTE 8 DIFFERENT ISO CERTIFICATIONS ISCC+ CERTIFICATION 53/100 OVERALL ECOVADIS SCORE OF RATED SUPPLIERS 5,255 EMPLOYEES IN THE WORLD (13% INCREASE) 24% OF FEMALE DIRECTORS AND MANAGERS 150+ THOUSANDS OF TRAINING HOURS IN 2022 OF WHICH ALMOST 30 THOUSAND OF HEALTH AND SAFETY TRAINING 24 INITIATIVES TO PROMOTE HEALTH AND SAFETY AT A GLOBAL LEVEL ESG COMMITTEE AT BOARD LEVEL CODE OF ETHICS AND ETHICAL CONDUCT RELATED POLICIES € 1 Billion TOTAL VALUE GENERATED IN 2022 78% OF GENERATED VALUE DISTRIBUTED 16 WORLDWIDE PRODUCTION SITES APPROXIMATELY 70 COUNTRIES SERVED OVER 70 YEARS OF HISTORY, FROM A GLASS MANUFACTURER TO A GLOBAL PROVIDER Stevanato Group 7

Sustainability Report - 2022 Stevanato Group, an Italian multinational company, is a leading global supplier of drug containment, delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. 1.2 Organizational details OWNERSHIP AS OF 31.12.2022 78,03% Stevanato Holding S.r.l. 11,17% Market shares 10,43% Stevanato Group S.p.A. (Treasury shares) 0,37% Shares Owned by Director and Officers Headquartered in Piombino Dese (Padua, Italy), Stevanato Group is a joint stock company with a total of 21,698,480 in paid-up capital. In 1949, Giovanni Stevanato founded Soffieria Stella, a specialty glass manufacturer in Zelarino, near Venice. Soffieria Stella, the precursor to Stevanato Group, operated until 1959 when Stevanato Group was established in Piombino Dese (Padua). Over more than 70 years, Stevanato Group has evolved from an Italian glassware manufacturer to a leading global provider of integrated solutions for the healthcare industry. Stevanato Group delivers an integrated, end-to-end portfolio of products, processes and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Reduced time to market Reduced supply chain risk Reduced total cost of ownership Consistent quality Unique combination of integrated capabilities to address customer needs across the pharmaceutical value chain Drug Containment Solutions Highly Customized and Pre-Sterilized Containment Solutions (Stevanato Group EZ-fill) Drug Delivery Systems Proprietary Devices and CMO/CDMO Business Technologies & Manufacturing Equipment Sub & Final Assembly, Automation & Packaging Solutions, Visual Inspection, Glass Converting Analytical Services & Regulatory Support (incl. TECs) Analytical Testing & Regulatory Support Systems Processes Services Stevanato Group 8

Sustainability Report – 2022 The Group’s priority is to provide flexible solutions that preserve the integrity of pharmaceutical products and enable its customers to deliver safe and effective treatments to patients while reducing time to market, total cost of ownership (e.g., logistics, drug product waste, storage and personnel costs) and supply chain risk. Stevanato Group achieves this by developing products in close collaboration with its customers and leveraging its scientific research capabilities, technical expertise, engineering and manufacturing excellence to meet their quality requirements. Stevanato Group provides a full set of services across all stages of drug development, from pre-clinical to clinical and commercialization. The chart below illustrates the Group’s presence across the pharmaceutical chain. Stevanato Group’s impacts along the value chain are limited to the activities marked with the symbol . STEVANATO GROUP’S ROLE ALONG THE PHARMA VALUE CHAIN Drug Discovery API Manufacturing Drug Formulation Development Device & Container Concept Definition and Design Finished Product Device & Container Development and Manufacturing Manufacturing of Pharma Machinery and Equipment Fill & Finish Automatic Inspection Assembly Packaging Serialization Marketing & Distribution Stevanato Presence Stevanato Group divides its market into two categories: direct markets and end markets. Direct markets are comprised of products or product categories in which Stevanato directly participates, such as drug containment solutions. The Group’s end markets include broader sectors in which Stevanato sees demand for its products and services, such as vaccines and biologics. For further information about the Stevanato Group’s Value Chain, see item 4. “Information on the Company,” section b. “Business Overview” in the 2022 Annual 20F filing. Stevanato Group has forged many business relationships from collaborations on the development of new technologies and products. For insights into the most relevant business relationships please visit Press Releases - Stevanato Group. Stevanato Group 9

Sustainability Report - 2022 DIRECT MARKETS Business Segment Biopharmaceutical and Diagnostic Solutions Engineering Direct Market Drug Containment Solutions Drug Delivery Systems In-Vitro Diagnostic Solutions Engineering KEY END MARKETS Market Segment Biopharmaceutical Injectables In-Vitro Diagnostics Key End Markets Biologics Cell & Gene Therapy Biosimilars Antibody & Protein Based Therapies Vaccines Generics Insulin Molecular Diagnostics Other Diagnostics Stevanato Group operates in two segments: Biopharmaceutical and Diagnostic Solutions Segment Drug Containment Solutions Drug Delivery Systems IVD Solutions Analytical Services Platforms for syringes Platforms for vials Auto-Injectors Pen Injectors Point-of-lab Consumables Point-of-Care Consumables Platforms for cartridges Integrated syringe safety systems On-Body Delivery Systems Dry Powder Inhalers Handheld Devices • Primary Container • Compatibility and Functionality with Drug Product • Container Closure Integrity • Medical Devices/ Combination Products • Developmental (non-GMP) Fill & Finish services • Consultancy (regulatory, compliance support, test method development and transfer) Offering Proprietary “High-Value Solutions” Across Business Lines Stevanato Group 10

Sustainability Report – 2022 Engineering Segment Assembly Visual Inspection Packaging & Serialization Glass Converting After-Sales • Sub-assembly and final assembly for drug delivery devices • Highly automated modular platforms • Semi-automatic and automatic inspection machines • Diversified portfolio • Artificial Intelligence Platform for Automated Visual Inspection • Single point of contact for packaging processes • Range of formats, reproducible settings • Traceability with serialization • Fully automated high-speed precision glass converting lines • Extensive dimensional and cosmetic inline controls • Advanced after-sales services • Global service based on technical expertise and interactive tools Highly automated and advanced equipment for both in-house use and sale to customers The Group is a truly global company spread across different countries and continents: Stevanato Group 11

Sustainability Report - 2021

STEVANATO GROUP TODAY

Global presence with investments in attractive markets to fuel growth


9 Sites For drug containment/diagnostic and device development & manufacturing
1 US | CA Oceanside Devices & Diagnostics Manufacturing
2 US | CA Ontario Devices & Diagnostics Manufacturing
3 Mexico Monterrey Drug Containment Solutions
4 Brazil Sete Lagoas Drug Containment Solutions
5 Germany Bad Oeynhausen Devices & Diagnostics Manufacturing
6 Slovakia Bratislava Drug Containment Solutions
7 Italy Piombino Dese Drug Containment Solutions
8 Italy Latina Container/Device Characterization Solutions
9 China Zhangjiagang Drug Containment Solutions
10 Denmark Brabrand Visual Inspection Assembly/Packaging Solutions
11 Denmark Silkeborg Visual Inspection Assembly/Packaging Solutions
12 Italy Piombino Dese (2 plants) Glass Converting, Visual Inspection and Assembly/ Packaging Solutions
13 Italy Bologna Glass Converting, Visual Inspection and Assembly/ Packaging Solutions
14 US | MA Boston Container/Device Characterization Solutions
15 Italy Piombino Dese Container/Device Characterization Solutions
16 US | IN Fishers New EZ-fill® plant
17 China Zhangjiagang New EZ-fill® plant
18 Italy Latina New EZ-fill® plant
5 Sites For technologies & automated equipment (Engineering)
2 Sites For analytical services
3 Sites Investments underway for capacity expansion for EZ-fill®/Engineering
19 US | PA Newtown Commercial Office
20 Japan Nagoya Commercial Office
2 Sites
Source: Stevanato Group Internal Data
Plant
Analytical and testing services
Office
R&D

Stevanato Group's global presence, together with proprietary, standardized manufacturing systems and processes, allow the Group to provide consistent product and service standards to its customers in approximately 70 countries around the world. For a more detailed overview of the countries where the Group's subsidiaries operate, see item 4. "Scope of consolidation" in the 2022 Annual 20F filing. To read our story, visit Stevanato's corporate website: Our Heritage - Stevanato Group.

Stevanato Group 12

Sustainability Report – 2022 1.3 Mission, Vision and Values Stevanato Group’s Vision, Mission and Values provide a framework to guide the Company’s pursuit of business goals with an ethical and transparent mindset and focus on fostering innovation.MISSION We cooperate deeply with our partners all over the world, providing our know-how, resources and enthusiasm to turn every project into an achievement. VISION Creating a reliable ecosystem to empower our partners and their ability to produce safe, easy-to-use and cost-effective treatments to improve patients’ lives. VALUES Our vision is based on five fundamental values, each one closely connected to the other to guarantee harmonious interaction. Together, they provide the foundation for leadership rooted in excellence. Trust and respect everyone Be accountable Be ethical always Listen and communicate with transparency and honesty Deliver results GUIDING PRINCIPLES The adoption of the Guiding Principles leads the Group towards achieving its Mission and creates systems, processes and services that aim to guarantee the integrity of medicines. Will to win well, have a big goal Don’t be standard Competence, experience and preparation Consistency, execution and decision making Humility ESG & SUSTAINABILITY Stevanato Group strives to support our stakeholders while making a positive impact for the benefit of all, including society and the planet. At Stevanato Group, we believe each of our employees know that our role as a leader in the pharmaceutical industry includes the responsibility to implement sustainable and socially-responsible policies in the places where we live and work. Stevanato Group 13

Sustainability Report - 2022 1.4 The company structure and main corporate functions The composition of the Group, including its parent company Stevanato Group S.p.A. and subsidiaries, is described in section C. Organizational Structure – item 4. “Information on the Company,” of the 2022 Annual 20F Filing. Stevanato Group has adopted a corporate governance standard that sets the rules for the appropriate management of the Group, separating ownership from the operating activities. The Group is managed by the Board of Directors, which meets at least four times per year to make key decisions on specific topics. The Group is led by an experienced, highly motivated and diverse Board leading to more objectivity and independence, and an executive team with a proven track record of operational excellence. In regard to the Board of Directors composition, it is important to note that seven members are independent directors. As of December 31, 2022, the Board of Directors was composed as follows: Board of Directors at 12.31.2022 Role Stevanato Sergio Chairman of the Board Emeritus Stevanato Franco Executive Chairman Stevanato Marco Vice-Chairman Moro Franco Chief Executive Officer Nicoletti Fabiano Independent Director Spinazzi Alvise Director Bonanni Fabrizio Independent Director Buttignon Fabio Independent Director Balachandran Madhavan Independent Director Morel Jr. Donald Eugene Independent Director Vezzaro Paola Independent Director Federici William Independent Director Stevanato Group 14

Sustainability Report - 2022 BOARD OF DIRECTORS COMPOSITION BY GENDER AND AGE RANGE IN % [GRI 405-1] AS OF 12.31.2022 92% Male 17% 30-50 years 83% >50 years 8% Female Stevanato Group S.p.A. adopted the one-tier corporate governance system which provides for a Board of Directors and an Audit Committee. The Audit Committee is compliant with applicable rules and regulations of the SEC and NYSE corporate governance rules as well as Italian Law requirements with respect to its composition, expertise requisites, functioning and independence. A more detailed analysis of the governance structure indicates there are four committees made up of Board members who are tasked with certain roles and responsibilities as defined in their respective charters. Thus, in addition to the Audit Committee - The Nomination and Corporate Governance Committee, The Business & Strategy Committee, The Compensation Committee, The ESG Committe. The members of the different committees described in this document share the same term of office with the Board of Directors and provide insight and suggestions, without prejudice to the Board’s competence and decision-making responsibility. In addition, it’s important to highlight that one of the primary objectives of the ESG Committee is to assist the Board in supporting Stevanato Group’s ongoing commitment to issues relating to environmental, social and governance matters. For a complete overview of the features and duties of each committee, please refer to item 6. “Directors, senior management and employees” of the 2022 Annual 20F Filing. The main corporate and business functions represent a significant investment for Stevanato and are essential to Stevanato Group’s operations and strategy. The purpose of the Group is to create value over the long term through 3 regions that will be progressively built out during 2023 in order to be closer to our customers (during 2022, the Americas Region was launched) as reported in the Company chart (update: December 2022) available in the corporate website at ESG section. Stevanato Group 15

Sustainability Report – 2022 1.5 Ethics, integrity and compliance An essential factor for business success and an indispensable asset to the Company’s reputation and to maintain a sustainable transparent corporate model is the adoption of high ethical conduct standards and a culture of ethical behaviors and integrity. The Group is committed to embedding sustainability values into its policies and practices. The main commitments for responsible business conduct at Stevanato Group are defined in the documents, corporate policy and statements described below. Please note that all documents disclosed have been approved by the Board of Directors of Stevanato Group and are available on the corporate website. The Code of Ethics defines the guidelines and criteria of conduct for all recipients and aims to ensure compliance with regulations in force to prevent improper acts or behavior and to help protect the legitimate interests of customers, employees, shareholders, business and financial partners, communities and diverse stakeholder groups. The Code of Ethics has been disseminated in all of Stevanato Group’s companies. The provisions contained in the Code of Ethics have been reported via specific internal policies and procedures that ensure compliance with the principles and guidelines of the Code of Ethics. For further details on the Code of Ethics and other policies, please refer to the links below: Code of Ethics Anti-Bribery and Anti-Corruption policy Related Party Transactions Policy Anti-Discrimination Policy The Code of Ethics and the Anti-Discrimination Policy cover internationally recognized human rights that are disclosed directly throughout the documentation. In 2022, the Related Party Transaction Policy was revised by the Audit Committee. Stevanato Group acts in compliance with intellectual, industrial and commercial property rights, as well as with international laws and regulations, in order to protect its rights and interests. In 2022, no significant instances of non-compliance with laws and regulations were registered. In April 2021, Stevanato Group adopted a whistleblowing procedure to manage the reporting of any violations and irregularities concerning the Code of Ethics related to Italian Legal Entities. Employees can report any violations or suspected violations to the Company through a dedicated email address: csr-compliance@stevanatogroup.com. The information transmitted is promptly checked and, once the Report has been verified, the case is submitted to the competent corporate department for the application of any disciplinary sanctions or for the activation of contractual termination mechanisms. This whistleblowing procedure is designed to ensure the confidentiality of the person reporting the issue and the information received, as well as its validity. As of December 31, 2022, no grievances had been sent to the relevant function inbox and, during 2022, no cases of incidents of corruption or human rights violations were reported in the Group. In accordance with Italian law, The Italian subsidiaries of Stevanato Group have an Organizational, Management and Control model as per Legislative Decree no. 231/01, which was revised in 2022 and approved by the Board of Directors. Consequently, the parent company has set up a Supervisory Body pursuant to the aforementioned Legislative Decree responsible for monitoring compliance, operating and updating the Model. A communication channel has been established at the e-mail address odv. stevanatogroup@stevanatogroup.com, which only members of the Supervisory Board may access to receive reports of any violations or suspected violations of the Model from internal and external subjects. For its foreign companies, the Group is currently working to strengthen management systems to ensure compliance with local laws in consideration of the provisions of the Model of Organization, Management and Control 231. With reference to business relationships, Stevanato Group has established a Code of Conduct that is shared with its suppliers. For more information, see section 6.1 Supply Chain. As testimony to the Group’s ongoing commitment to ethical conduct and integrity, there were no reports and/or complaints received about non-compliance with laws or regulations, or legal action taken regarding anti-competitive behavior, anti-trust or monopoly violations either in or out of court in 2022. For an overview on Stevanato Group risk management, see item 3. “Risk Factor” of the 2022 Annual 20F Filing. Stevanato Group 16

Stevanato Group and Sustainability SG Stevanato Group 2

Sustainability Report – 2022 2.1 Approach to Sustainability Stevanato Group aims to ensure its long-term success based on its ability to respond to trends and risks related to Environmental, Social and Governance (ESG) matters that make up the complex context in which the Group operates. Sustainability is a primary means to improve such opportunity and risk management, while resulting in higher efficiency, cutting-edge innovation and strategic decisions on technologies, products, processes and value chain definition. Stevanato Group pursues a sustainable development journey in line with its materiality analysis and the United Nations’ Sustainable Development Goals. In particular, the Company seeks to create a regenerative business innovation model while remaining an interdependent and responsible member of the community. To safeguard the environment, Ste-vanato Group aims to reduce the environmental impact of its processes and products starting with decarbonization and improvements in waste management. Indeed, Stevanato has initiated life cycle percepective analyses on select products while advancing eco-design solutions that reduce, reuse, replace and recycle. As part of its corporate sustainability innovation measures, Stevanato Group launched a sustainable version of secondary packaging for syringes focusing on biopolymers and recycled plastic in addition to packaging and process improvements to reduce related emissions and other sustainable practices, and ensuring the chain of custody along the value chain with ISCC+ certification. Stevanato Group’s Values and Guiding Principles are the cornerstone of our corporate work ethic and promote harmonious human interactions. To foster a fair and inclusive workplace culture, Stevanato Group also uphold the tenets of Health & Safety and Diversity, Equity & Inclusion, to the highest standards. In regards to governance, Stevanato Group aims to establish and maintain a sustainable corporate model through a dedicated governance structure and regularly measures and reports on its progress and impacts using the GRI Standards as a framework for transparency and accountability. Through a materiality assessment conducted in 2020, the Group identified the primary ESG issues relevant to the organization and its stakeholders. For the FY 2022, the Group updated its materiality analysis, aligning it with the GRI Standards 2021 in force for reports published as of January 1, 2023. The main steps followed by the Group in 2020 are reported in the chart below. Identification of Relevant Topics Analysis of the context in which the Group operates, regarding the reference sector Definition of a list of relevant topics Internal Assessment Assessment by Group management and internal stakeholders External Assessment Assessment by external stakeholder Stevanato Group Materiality Matrix Sustainability 18

Sustainability Report – 2022 The assessment process involved both internal and external stakeholders in a Core Team and C-suite workshop. They were asked to evaluate the relevance of fourteen topics from the perspective of Stevanato Group employees and management. External stakeholders also filled out an online survey with a valuation scale from 1 (“not important”) to 5 (“highly important”), and each sustainability topic was evaluated based on its relevance for stakeholders. The feedback gathered confirmed the materiality of all 14 topics. 1 Product quality and responsibility 2 Research & Development and Innovation 3 Occupational Health & Safety 4 Business ethics, governance and compliance 5 Human capital management and development 6 Economic performance and value creation 7 Responsible supply chain & procurement 8 Energy Consumption 9 Waste management 10 Employee wellbeing 11 Human rights 12 Water management 13 GHG Emissions 14 Local community engagement MATERIAL TOPIC FOR SUSTAINABILITY REPORT 2022 In 2022, the materiality update analysis confirmed the original list of the material topics for the Group and its stakeholders. Stevanato Group conducted a priority analysis of its context in terms of the main ESG trends and risks, business and commercial relations, and human rights. The review resulted in the identification of a list of actual/potential and positive/ negative impacts2 and confirmed that the Group’s material topics covered all such impacts. Thus, material topics are the same as in the previous reporting year because they are still considered relevant and in line with the identified impacts on the environment, economy, people, including human rights. The preparation of the Group’s 2022 Sustainability Report was based on a structured reporting practice formalized through the Sustainability Reporting Procedure and updated according to GRI Standards 2021. It defines and outlines how to prepare the Group’s Sustainability Report at the operational level in line with the Sustainability Reporting Guidelines issued by the Global Reporting Initiative (GRI). The procedure included timing, tools, roles and responsibilities of the functions and individuals part 2. Please refer to the “Impacts Table” available in the corporate website at ESG section. Sustainability 19

Sustainability Report – 2022 of the working group (about one hundred individuals across the Group) and ensured the engagement and proper application of all procedures. Finally, it is important to note that the process required correct and compliant GRI KPIs associated with the involved functions and was coordinated by the Process Owner (Chief Financial Officer) and the Deputy Process Owner (responsible for the duties delegated by the Process Owner), as per assignment by the Board of Directors. The Group has adopted flexible and diversified practices to share present and future Group development strategies with its main stakeholders, represented below. The main stakeholders have been identified through an industry benchmark. Stevanato Group adopts practices that encourage dialogue and involvement with all stakeholder categories. Engagement is considered an essential element of the Group’s sustainability strategy and is directly correlated to the Group’s medium and long-term success. The main channels of dialogue and interaction are summarized below. The methods and frequency of stakeholder involvement vary according to the issues and opportunities subject to discussion during the year. Stakeholder Engagement and interaction flow Employees Projects and/or initiatives for company welfare Company Intranet Internal newsletter Insertion schemes for new employees Company meetings to discuss results and future objectives Training programs Round table discussions with unions Suppliers Regular meetings Quality assessment audits/visits Customers Regular meetings Surveys/market research Continuous dialogue through communication channels (e.g., e-mail, telephone, social media, posts) Company website Participation at trade fairs Community and local authority Projects to support social initiatives Meetings with representatives of local institutions Universities and research centers Site visits Partnerships with key universities and schools in Italy and abroad Regulators and authorities Discussion meetings with representatives of institutions Shareholders and Board of Directors Meetings organized throughout the year Sustainability 20

Sustainability Report – 2022 2.2 Certifications and awards Certification Description Company (countries) ISO 15378 Primary packaging material for medicine products—particular requirements for the application of ISO 9001:2015 with reference to Good Manufacturing Practice (GMP) Nuova Ompi (IT-PD) Nuova Ompi (IT-LT) Medical Glass (SK) Ompi North America (MX) Ompi of China (CN) Ompi do Brasil (BR) Balda (DE) ISO 13485 Medical devices—Quality management systems Nuova Ompi (IT-PD) Balda (DE) Balda (US) SG Lab (IT-PD) US Tech (US) ISO 9001 Quality management systems Nuova Ompi ( IT-PD) Nuova Ompi (IT-LT) Medical Glass (SK) Ompi North America (MX) Ompi of China (CN) Ompi do Brasil (BR) Balda (DE) Balda (US) Spami (IT) SG Lab (IT-PD) US Tech (US) ISO 45001 Occupational Health and Safety Management System Nuova Ompi (IT-PD) Nuova Ompi (IT-LT) Medical Glass (SK) Ompi North America (MX) Ompi of China (CN) Ompi do Brasil (BR) Balda (DE) ISO 14001 Environmental management systems Nuova Ompi (IT-PD) Nuova Ompi (IT-LT) Medical Glass (SK) Ompi North America (MX) Ompi of China (CN) Ompi do Brasil (BR) Balda (DE) ISO 50001 Energy management systems Balda (DE) ISO 17665 Sterilization of health care products—Moist heat Nuova Ompi (IT-PD) ISCC+ International Sustainability and Carbon Certification Nuova Ompi (IT-PD) Balda (DE) ISO 17025 General requirements for the competence of testing and calibration laboratories SG Lab (IT-PD) Sustainability 21

Sustainability Report – 2022 BRONZE 2022 ecovadis Sustainability Rating 2021 PHARMA INNOVATION AWARDS PHARMA MANUFACTURING C_lab Contamination Lab Veneto One of the most important awards Stevanato Group received in 2022 was the Eco-Vadis Bronze Medal. The award acknowledges companies’ sustainable business practices in regards to the environment, labor and human rights, ethics and sustainable procurement. EcoVadis rated the Group’s performance in the top 25% of companies in the “Manufacture of glass and glass products industry” and the top 34% of companies overall. Sustainability 22

Sustainability Report – 2022 2.3 Participation in organizations and associations Stevanato Group cooperates with an extensive network of trade associations and organizations, facilitating the exchange of ideas, knowledge and different points of view DCAT ISPE® PDA® Parental Drug Association MassBio® Massachusetts Biotechnology Council ICG International Commission on Glass China Pharmaceutical Packaging Association Sustainability 23

Economic Sustainability 3

The creation and distribution of direct economic value produced by Stevanato Group and the impact on key stakeholder categories. 3.1 Stakeholder value creation Reported on an accrual basis, this section includes the basic components from Profit and Loss (P&L) statements for the global Group operations in accordance with GRI Disclosure. Stevanatos operational activities create value for a wide variety of stakeholders, including: " Suppliers (operating costs) " Personnel (employee wages and benefits as total payroll) " Lenders (financial charges) " Public administration (government payments such as taxes) " Communities (donations, sponsorships and collaborations. Direct economic value generated and distributed ( /000) [GRI 201-1] 2022 2021 (A) Total Economic value generated by Stevanato Group 1,008,444 865,391 (B) Economic value distributed by Stevanato Group 789,924 675,906 Operating costs Remuneration to suppliers 486,901 424,043 Remuneration to personnel 256,374 211,635 Remuneration to lenders 10,704 8,637 Remuneration of the public administration 44,625 31,404 Donations 320 188 (A-B) Economic value retained by Stevanato Group 209,520 189,485 Amortization & Depreciation 64,779 55,440 Loss on receivable 53 946 Provisions and reserves 1,672 (1,169) Net Profit 143,016 134,269 In 2022, the economic value distributed by Stevanato Group totaled 790 million . The difference between the value created and distributed equaled more than 209 million and was invested in the Groups business development.

4 Research, development, innovation and product responsibility

4.1 Stevanato Group products, technologies and services The figure below provides a breakdown of the Groups segments as well as the business lines included within each segment. Stevanato Groups two main business segments (Biopharma-ceutical and Diagnostic Solutions, and Engineering), combined with its global presence, allow it to sell products and provide services in over 70 countries worldwide, mainly through business-to-business marketing channels and select distributors. STEVANATO GROUPS OFFERING Segments Biopharmaceutical and Diagnostic Solutions Engineering Business Lines Drug Containment Solutions Stevanato Group EZ-Fill(R) PFS Vials Cartridges Bulk Analytical Services Drug Delivery Systems IVD Solutions Assembly Visual lnspection Packaging & Serialization Glass Converting lntegrated Solutions Systems Processes Services ACROSS THE FULL DRUG DEVELOPMENT LIFE CYCLE Development Delivery Pre-Clinical Phase I Phase II Phase III Commercial Phase IV

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Stevanato Group refers to premium products in the Biopharmaceutical and Diagnostic Solutions segment as its high-value solutions. High-value solutions are fully-owned, internally-developed products, processes and services for which the Group holds intellectual property rights or has strong proprietary know-how, and that are characterized by technological and procedural complexity and high performance. The high-value solutions deliver significant benefits to customers in terms of performance, time-to-market and reduced total cost of ownership. Among the company key high-value solutions is the EZ-fill® platform of ready-to-fill injectable products, which can be customized to meet clients' needs.

Finally, Stevanato Group's cutting-edge integrated systems, processes and services reduce lead times, total cost of ownership (TCO), and supply chain risk while providing real value to customers as well as improving patient treatment and safety.

4.1.1 BIOPHARMACEUTICAL AND DIAGNOSTIC SOLUTIONS

Drug containment solutions
Stevanato Group has a vast range of commercially available drug containment solutions geared towards specific biopharmaceutical requirements.

Through the EZ-fill® pre-sterilized platform, we can streamline our customers' operations, reduce complexity in the aseptic filling process, and improve quality, allowing a reduction of the total cost of ownership. The EZ-fill® configuration is available across all the product performance levels included in our drug containment solutions portfolio.

Below, a summary overview of the four main performance levels:

HIGH VALUE SOLUTIONS
Designed around key attributes of drug products

SG EZ-fill		APPLICATION AREAS	VALUE PROPOSITION
	Alba®	**Protein-based drugs (Biologics)**	Internally treated with an innovative coating reducing to ultralow content a) silicon oil droplets, b) any potential product-related substance such an extractable compound. Alba vials are under development.
	Nexa®	**High-value drugs**	Superior cosmetic quality and improved mechanical resistance thanks to proprietary, highly-automated process expertise around NMTG and NGTG critical unit operations.
	LDP	**Vaccines and diluents**	Innovative borosilicate glass vials significantly reduce any corrosion and delamination risk.
	Fina®	**Injectables**	A robust process validated for high volumes and characterized by high-quality consistency and customization.

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Drug Delivery Systems Over the past few years, Stevanato Group has strategically expanded its drug delivery systems team and broadened its offering to include capabilities and services as an integrated solutions provider. The company is now well-positioned to help its pharmaceutical partners launch drug products to market in a delivery device that suits the needs of patients. Stevanato Group focuses on two main areas with regard to drug delivery systems: Contract Manufacturing and proprietary and licensed devices. Through Contract Manufacturing, Stevanato Group provides customers with scalable manufacturing solutions for their drug delivery system programs. Stevanato Groups proprietary and licensed devices include pen injectors, auto-injectors, on-body delivery systems and inhalers. Pen injectors Alina(R) is a variable- and fixed-dose disposable pen injector based on Axis-D technology, exclusively licensed from pen injector device expert, Haselmeier. It is suitable for a broad range of therapeutic areas including diabetes and obesity. Auto-injectors Together with Owen Mumford, Stevanato Group is providing Aidaptus(R), an intuitive, disposable auto-injector solution that offers flexibility and speed-to-market for customers. Aidaptus will be manufactured by both Owen Mumford and Stevanato Group. On-body devices Stevanato Group is developing a semi-reusable cartridge-based On-Body Delivery System composed of two parts: a disposable pod and a reusable controller. It is optimized for the administration of complex drug regimens from mid-high volume cartridges. Inhalers ICOcap(R) is an easy-to-use, capsule-based dry powder inhaler licensed from inhalation specialist, Iconovo. It incorporates improved handling with equivalent performance to marketed products that are used to treat asthma and COPD. IVD Solutions As a one-stop solution provider and manufacturer, the Group can cover all parts of the process, from product development to delivery of the final product, packaged and sterilized as needed. Stevanato Group solutions focuses on point-of-care devices, in-vitro diagnostic consumables, and medical solutions.

Analytical services As a branch of Research and Development, our Technology Excellence Centers focus on investigating the physical-chemical properties of primary packaging materials and components and studying the interactions between drug containment solutions and drugs. Stevanato Group relies on a multi-disciplinary team of highly-skilled professionals including scientists, engineers, pharmaceutical chemists and biotechnologists. Their knowledge and experience cover a range of specialized areas including drug containment solutions and drug-delivery devices. 4.1.2 ENGINEERING Stevanato Group counts on a vast portfolio of technologies and manufacturing equipment to best serve its customers. First, the Group is specialized in glass converting, producing fully-automated, high-speed, precision glass tube converting lines through its brand, Spami. The Group can provide accurate processing of ampoules, vials, cartridges and syringes throughout the development process and rigorous product inspection via state-of-the-art camera control systems. Secondly, Stevanato Group provides flexible inspection solutions at any stage of the product journey, from lab development to high-volume production. The Group provides inspection solutions for ampoules, vials, cartridges, syringes or bottles filled with various drugs. The inspection machines can be divided into manual, semi-automatic and automatic equipment. Finally, Stevanato offers device assembly and packaging equipment, designing and manufacturing flexible stand-alone or turnkey integrated systems that address customers needs from the early stages up to commercialization. It delivers precision assembly of a wide variety of medical devices including pen injectors, auto-injectors, nasal sprays, inhalers, wearables, cartoning machines, packaging machinery and palletizing modules, and utilizes equipment compliant with serialization and tamper-evident requirements.

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4.2
R&D and Innovation

Stevanato Group believes that its greatest challenge and opportunity is to continue growing and supporting its customers through regenerative business innovation while making a positive impact that benefits all. The Group acts as a trusted partner for customers and develops mission-critical drug containment, delivery and diagnostic solutions.

Investment in research and development is a fundamental component of Stevanato Group's growth and continued success. The company invested approximately 34.4 million € in 2022 corresponding to 3.5% of revenue (in 2021, 29.6 million € was invested, equal to 3.5% of revenue). The research and development team comprises about 140 highly-skilled and specialized employees operating in Italy, Germany and the United States. R&D also represents a dimension of Stevanato Group's vision, allowing it to evolve from a packaging component and automated equipment supplier to a leading provider of mission-critical drug containment, delivery and diagnostic solutions for the pharmaceutical, biotechnology and life sciences industries.

The R&D department is divided into two divisions in line with Stevanato Group's business segments: Biopharmaceutical and Diagnostic Solutions, and Engineering. The two R&D divisions cooperate in perfect synergy in terms of maximizing value creation and accomplishing cross-functional projects.

The mutual strategy of Stevanato Group's R&D department is based on three fundamental pillars that focus and align the R&D team with the Company's business growth. These three pillars are the guidelines of the Group's R&D divisions: each R&D project is designed to contribute and support one or more of these pillars.

As far as R&D and Innovation products, Stevanato Group is committed to introduce sustainability concepts in its programs since the beginning of projects. Dedicated check lists for each single new product/project will be implemented and then monitored thus to be sure to keep sustainability high in the development of new products, independent on the area of development. For instance, such approach is applied at concept design stage, at materials selection stage or on how to extend the lifetime of the product or allow its reuse.

Drug Containment Solutions

Developing solutions to maintain the stability, potency and purity of biopharma customers' products

Drug Delivery Systems

Focusing on DDS patient-centricity, sustainability and digitalization

Process Excellence & Digitalization

Continuously innovating the Group manufacturing processes to deliver superior quality, reducing waste and risk of drug shortages

4.2.1 R&D FOR DRUG CONTAINMENT SOLUTIONS (DCS)

Stevanato's DCS team is dedicated to developing syringes, vials and cartridges with the lowest particle generation, reduced or even no extractable release, and a metal-free option. The team is also responsible for the improvement of deep freeze/dead volume properties of Stevanato Group solutions to refine the Vaccine and Gene Therapies application. To deliver superior Process Excellence & Digitalization, the Drug Containment Solutions team is working on different projects, among which, the development of a unique identification and serialization system of individual containers.

Finally, the DCS team contributes to the development of Drug Delivery Systems designed around patient-centricity, sustainability and digitalization and provides superior primary packaging fully compatible with the devices under development.

The main innovations included in the Drug Containment Solutions portfolio are: ALBA® Platform, Integrated Safety System (ISS) and Primary Container Traceability. Stevanato Group has also introduced new sustainability practices as part of its corporate Circular Economy innovation program. In particular, projects

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were mobilized to identify alternative materials and processes that provide more sustainable sterilization techniques while maintaining the overall performance of materials post-sterilization cycle.

As part of its corporate sustainability innovation program, Stevanato Group launched a sustainable version of secondary packaging for syringes focusing on biopolymers and recycled plastic as well as packaging and process improvements to reduce related emissions and other sustainable measures. Stevanato Group is committed to reducing emissions and the use of fossil resources. The Ready-To-Use drug containers require single-use polymers for the pharmaceutical secondary packaging (Nest and Tub), ensuring sterility and processability. Indeed, a Bio-Circular version of polystyrene and polypropylene used to produce secondary packaging of syringes was identified. Raw material to produce polymer is obtained from renewably sourced feedstocks derived solely from waste. This reduces the fossil resources consumption and emissions associated with the life cycle of the product while ensuring the same level of quality. The proposed solution is now being tested on one article code and, once proven successful, can be scaled up to the entire RTU product family. Thanks to the ISCC+ certification, rigorous compliance with the mass balance approach is ensured and trust among the different players of the value chain is maintained.

In 2022, Stevanato Group also launched a high-end Ready-To-Use (RTU) solution platform with an initial focus on vials, based on the Group's market-leading EZ-fill® technology: EZ-fill Smart™. The platform offers the market a more environmentally-friendly sterilization method compared to traditional Ethylene Oxide (EtO) sterilization that can result in improved safety. It is intended to improve sustainability and increase the packaging's efficiency using biopolymers and recycled plastic.

The innovative, fully passive EZ-fill® Integrated Safety System is designed to reduce needle-stick injuries and is delivered sterile and ready for filling, enabling pharmaceutical companies to add needlestick protection to their syringe products. In contrast to traditional add-on models in the market, Stevanato Group's Integrated Safety System (ISS) is a simplified, pre-assembled component. Its design promotes sustainable advancements throughout the entire pharma company manufacturing process including:

- Fewer materials and parts to purchase (incoming and outcoming), equating to plastic reduction.
- Reduced shipping and transport costs (only one shipment of the pre-assembled system is needed), resulting in reduced CO_2 emissions.

The Group is also actively collaborating with the scientific community and universities to advance its scientific insight into the Group's current and prospective product line, as well as to provide its customers with the latest know-how on specific products. In certain research areas, including chemical-physical and morphological characterization of glass surfaces and drug interactions, Stevanato Group cooperates with universities such as Ca' Foscari University (Venice, Italy), Federico II University (Naples, Italy), the National University of Ireland Mynooth (Ireland), and the University of Trento (Italy).

4.2.2 R&D ON DRUG DELIVERY SYSTEMS (DDS)

In addition to the activities related to Drug Containment Solutions, a fundamental responsibility of Biopharmaceutical and Diagnostic Solutions R&D is the development and expansion of Stevanato Group's Drug Delivery Systems (DDS) portfolio. This includes developing innovative delivery solutions that are focused on usability, safety, performance and manufacturability. The main projects the department is working on include: Alina®, Aidaptus®, Stevanato Group's On-Body Delivery System, and ICOcap®.

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Alina®
is a disposable, multi-use pen injector platform for subcutaneous administration of injectable therapy. The platform is available in variable and fixed-dose versions compatible with established therapeutic regimens as well as innovative drug therapies beyond diabetes and weight management. The project involves multiple Stevanato Group sites and functions and an international design and development team.


Aidaptus

Aidaptus®
is an innovative disposable auto-injector offered in collaboration with design and development partner, Owen Mumford, a certified B Corporation. Aidaptus® can be especially suitable for pharmaceutical companies for reducing risk during drug development and life cycle management as it accommodates both 1 mL and 2.25 mL syringes with minimal part changes, automatically adapting to different drug fill volumes. The minimal change parts required for the different pre-filled syringes reduces manufacturing complexity, thus, offer sustainability advantages. An added value for patients is that the simple and easy-to-use device allows them to self-administer their therapy.



Stevanato Group's On-Body Delivery System
is a drug delivery device composed of a reusable controller and a disposable pod with a pre-loaded cartridge. The reusable part extends the lifespan of the product to multiple-uses and reduces product waste for a more sustainable device solution. The device enables controlled self-administration of therapy while reducing unnecessary hospital stays. With the ability to deliver micro-precision basal doses and full-content bolus injections, the On-Body Delivery System is a highly flexible and customizable platform suitable for a wide range of therapies. A number of developments have reduced the system's energy consumption, improving overall efficiency and extending battery lifetime.



ICOcap®
is a capsule-based dry-powder inhaler for the treatment of asthma, chronic obstructive pulmonary disease (COPD) and other respiratory-related diseases. Licensed from inhalation specialist, Iconovo, the device performs similarly to established inhalers on the market while offering improved handling features. The project involves multiple Stevanato Group sites, functions and an international design and development team. The team has improved the manufacturing process by eliminating unnecessary materials and assembly steps and optimizing the molding of components, reducing the scrap rate.

4.2.3 R&D ON ENGINEERING

The Engineering department analyzes internal and external expectations in order to clearly guide product development in the following directions: high performance, quality and reliability, and smart and connected equipment.

The Engineering quality control systems are designed to ensure that the manufacturing processes, including those of pharma customers and contracted manufacturing companies, comply with Generic Good Practice (GxP) standards based on the Good Automated Manufacturing Practice (GAMP) guidelines issued by the International Society for Pharmaceutical Engineering (ISPE). Each individual piece of machinery/equipment is developed and manufactured as a singular project and ad-hoc project management tools are utilized to manage every stage and minimize risk.

Like the Biopharmaceutical and Diagnostic Solutions R&D division, the Engineering division contributes to the three R&D pillars, in particular, to Process Excellence & Digitalization. Below are the main projects under Engineering R&D essential to promoting innovation and increasing Stevanato Group's competitiveness and market share.

Smart Factories: The Group has designed its production plants to be highly interconnected.

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Digital Twin The customer can review a machines performance and interact virtually with the equipment before going into production. This allows the customer to foresee possible problems and reduce the production time needed based on anticipatory decisions. Inspection Emulator: This product is a virtual simulation of the machine vision inspection process. The overall target is to optimize and develop vision inspection recipes completely off-line. In this way, the development is performed without machine stop time. Vision Robot Unit A robotic human-like inspection unit for inspecting parenterals that allows for flexibility along with the replicability and stability given by automatic equipment. MAVIS platform: it is the latest suite for high performance inspection results. Developed to inspect up to 400 pieces per minute, it matches the market requirements for flexibility, gentle container handling, easy maintenance and control, in a compact footprint. The first arrival of the series, in 2022, is suitable for the inspection of pre-filled syringes. Stevanato Group expects to extend the MAVIS platform by adding to its portfolio in 2023 also a new equipment inspecting multiple container types on the same machine. New SW and HW Platform for Inspection Equipment The Group invested in a new SW platform in 2021 aiming to improve performance and increase customer satisfaction. Lines development improvements Stevanato Group is developing new lines with the purpose of reducing capital expenditures and industrial costs, increasing productivity and improving in-line quality control. Assembly | ColleQX data collection tool: ColleQX was developed in cooperation with a pharmaceutical company to create the best solution for data collection and analysis. The enhanced quality of data can help shed light on essential preventive maintenance activities and performance improvements.

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Detection rate
False rejection rate

Artificial Intelligence (AI): Stevanato Group is leveraging the power of AI to drive its growth and enhance its services. One of the key benefits of AI in the pharmaceutical world is its ability to analyze large amounts of data quickly and accurately. Stevanato seeks to leverage this innovative technology to streamline customers' operations.

One application is the use of Neural Networks in visual inspection systems to address the issue of false rejects. Indeed, AI matches the actual image of the product under inspection with a vast library of similar images of accepted and rejected products, thereby identifying the likelihood of it belonging to one of the categories. The pharma industry has been actively studying this technology over the past two years and Stevanato Group is among the forerunners.



Ready-To-Use (RTU) vials: Stevanato Group is among the leading players in producing and marketing presterilized containers, and the EZ-fill Smart™ platform is its latest development to satisfy the growing demand for RTU vials.

All the equipment for Stevanato Group's EZ-fill Smart™ platform is designed and manufactured in-house. The platform leverages increased automation throughout the manufacturing process, increasing productivity and reducing human error. Additionally, EZ-fill Smart™ features no glass-to-glass and no glass-to-metal contact, which improves the quality and integrity of the vials throughout the product life cycle.

4.2.4 ANALYTICAL SERVICES

Stevanato Group's Technology Excellence Centers (TECs) have a staff of more than 30 people based in the Piombino Dese (Italy) and Boston (US) sites. Stevanato Group TECs' personnel have backgrounds in chemistry, engineering, physics, materials and pharmaceutical sciences. TECs have the following certifications: ISO 9001, 13485 and 17025.

Their knowledge focuses on:

- Studying drug interaction with containment solutions (primary packaging and add-on components).
- The design, development, validation and execution of engineering and verification testing of medical devices and combination products. The Group TECs have implemented innovative tools to support phenomena understanding (e.g., mathematical modeling) that have been or will be used to de-risk the development initiatives of the new product platforms within Stevanato Group. Furthermore, the Technology Excellence Centers have continued to support the strategic collaboration with worldwide academia, contract research organizations, and public or private institutions to identify the next generation technologies (products and processes) associated with medical devices and combination products.

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4.3 Product quality and responsibility

The Group is committed to creating high-quality systems, processes and services that enhance the integrity of medicines.

To ensure product quality, Stevanato Group meets the following certification standards:

- **ISO 15378** Primary packaging material for medicine products – this certification is effective for Nuova Ompi (Padua and Latina), Medical Glass, Ompi North America, Ompi of China, Ompi do Brasil and Balda Germany.
- **ISO 13485** Medical devices quality management systems – this certification is effective for Nuova Ompi (Padua), Balda Germany and Balda USA, Stevanato Group Lab Analytics and US TEC.
- **ISO 9001** Quality management systems – this certification is effective for Nuova Ompi (Padua and Latina), Medical Glass, Ompi North America, Ompi of China, Ompi do Brasil, Balda Germany, Balda USA, Spami, Stevanato Group Lab Analytics and US TEC.
- **ISO 17025** General requirements of competence for testing and calibration laboratories, effective for Stevanato Group Lab Analytics.
- **International Sustainability and Carbon Certification** (ISCC+) for Nuova Ompi (Padua) and Balda Germany.

ISCC+ is a globally recognized certification system for recycled and bio-circular materials that ensures compliance with social and environmental sustainability criteria. To ensure this, checks are carried out at every point in a supply chain to establish integrity and clear evidence of sustainable materials. The achievement of this certification is an important step in enhancing our product portfolio as the Group broadens its sustainable development practices. The ISCC+ certification at Stevanato Group's German and Italian sites (Balda Medical and Nuova Ompi) is the first step of a long-term roadmap that will lead to regenerative business innovation at Stevanato Group while strengthening its positioning in the market.

Everyone in Stevanato Group, from senior management to individual employees, is accountable and strives to ensure the continuous improvement and effectiveness of Stevanato Group Quality Management System and Stevanato Group Quality Policy in order to maximize the quality and integrity of the Group's products.

Drug containment, diagnostic and delivery solutions often came from years of collaboration with customers to develop the optimal method for containing a drug product and delivering it to the patient community. The customized solutions provided vary depending on the characteristics and chemical composition of the pharmaceutical products, logistical needs (e.g., transport and shelf-life), factors such as the designated patient community (including, potentially, the geographic location), and specific regulatory requirements. The containment and delivery solution provided is an integral component of the drug product itself and part of the regulatory filings required to approve drug product marketing and commercialization. Hence, the quality and dependability of drug containment and delivery solutions is critical to obtaining commercialization and marketing approval from regulatory agencies. As a result, it is often the case that drug product containment and delivery solutions cannot be changed without amending the regulatory filings that have been specifically approved by the relevant regulatory agency.

During 2022, there were no incidents of non-compliance with regulations and/or voluntary codes concerning the health and safety impacts of products and services.

As a commitment to the production of high-quality products, Stevanato has adopted a Group Quality Policy which aims to collaborate with its customers throughout the life cycle of their products, from concept development to commercialization and post-sales support. The policy reflects the Group's dedication to delivering high-quality products, advanced technologies and services that fulfill and anticipate its customers' needs and ISCC+ certification requirements while ensuring the chain of custody in the processing of sustainable materials along the value chain.

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5 Attention to Human Capital

Values and Guiding Principles are the cornerstone of harmonious interactions at Stevanato Group and the roots of our leadership in excellence. We foster a culture that respects Diversity, Equity & Inclusion and encourages individual contributions, rewarding merit and measurable achievements. The Groups policies focus on ensuring fair treatment in terms of compensation, benefits and career development and embrace gender diversity as a first step of the journey. 5.1 Stevanato Groups human resources Stevanato Groups HR strategy endeavors to build a strong team and foster the Groups sustainable growth through several key areas of intervention: " Talent acquisition: Attracting talent through competitive offers in terms of career and self-development for all candidates, while ensuring fairness and inclusivity in the selection process. " Talent management: Offering paths to learning and development that nurture and retain talent as well as support the Groups growth. Training courses that bolster technical, managerial and organizational skills for employees continuous improvement and tools that assess employee performance help individuals constantly evolve and pursue their personal objectives. " Total reward: Implementing clear policies to reward merit and measurable achievements in a transparent, equal and fair way. " Engagement and culture: Disseminating Stevanato Groups corporate culture, starting from the company Values and Guiding Principles, and focusing on customer-centricity, quality mindset, safety and diversity. " Diversity, Equity and Inclusion: Promoting a social environment that creates a sense of belonging and values diversity at all levels and locations. This consists of inclusion policies, diversity management plans and equal opportunities (including equal pay for equal roles), as well as monitoring and elevating KPI diversity targets. " Employee well-being: Advancing welfare programs that support employee well-being and work-life balance including initiatives in favor of work flexibility (working hours, smart working, etc.), as well as physical and mental health support plans. The Group is guided by legislation and international principles and is committed to maintaining a climate of trust and respect which promotes inclusion and team spirit. The Code of Ethics sets out the standards of conduct identified by the Group. All stakeholders shall respect the Guidelines which represent Stevana-tos pillars of business, among which: legality, fairness, anti-discrimination, professionalism, transparency, market abuse prevention, diligence and commitment in daily work execution, corruption prevention, privacy, health and safety, integrity, sustainability and environmental safety. As a multinational organization, the Group manages people of different nationalities, genders and cultures who work together in a climate of mutual respect. The objective is to promote an inclusive approach that encourages creativity and innovation, contributing to the development of multicultural human capital with different backgrounds and characteristics. A positive work climate at all Group facilities is ensured through dialogue and the sharing of opinions and ideas. The Company offers the possibility of membership in trade unions and the right to collective bargaining in compliance with respect for human rights and diversity. It also adheres to

Sustainability Report - 2022

work hours in line with regulations and ensures that its employees' needs are taken care of (e.g., sick leave, etc.).

The human resource statistics have been reported using the headcount methodology at the end of the reporting period. For an overview of the distribution of employees by region (Italy, Rest of EU, extra-EU), please refer to the table reported in the Annex section of this document.

As of December 31, 2022, Stevanato Group had 5,255 employees[3]. The largest categories were Blue Collar (3,841 employees) and White Collar (1,202 employees) followed by 151 Managers and 61 Directors. Gender divisions are summarized in the table below.

GRI 405-1: number of employees by professional category and gender %

Employee category	as of December 31, 2022			as of December 31, 2021		
	Male	Female	Total	Male	Female	Total
Director	86.9%	13.1%	**1.2%**	92.3%	7.7%	**1.1%**
Manager	72.2%	27.8%	**2.9%**	75.6%	24.4%	**2.7%**
White collar	63.3%	36.7%	**22.9%**	62.3%	37.7%	**23.5%**
Blue collar	55.3%	44.7%	**73.1%**	53.9%	46.1%	**72.7%**
Total	**58.0%**	**42.0%**	**100.0%**	**56.9%**	**43.1%**	**100.0%**

The Group acknowledges that diversity and inclusion is a vital prerequisite for building an equitable, effective and successful organization. This is in line with Stevanato Group's Values and Guiding Principles as well as with the Group's strategy to create the best team possible by employing a diverse blend of individual skills, competencies, cultures, personal attitudes and strengths.

For this purpose, Stevanato Group fosters a culture that values diversity, equity and inclusion in all the locations in which the Group operates and promotes staff well-being through globally competitive compensation and welfare programs. The company is committed to ensuring fair treatment in terms of compensation and benefits in addition to opportunities for career development regardless of gender, age, ethnicity, disability, sexual orientation and religion in all its sites. The Group prioritizes diversity starting with the talent acquisition process, following guidelines to ensure that CVs represent both male and female profiles and guaranteeing a diverse and balanced interview team.

Increasing gender diversity will be a primary objective in the coming years and Stevanato's first step in a journey towards broader inclusion (cultures, religion, disability, etc.). This objective includes specific targets in top management's 2022 Short-Term Incentive goal card, whose progress is regularly monitored.

3. Including Ompi of Japan, Stevanato Group counted 5,260 employees as of 31.12.2022.

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GRI 405-1: Number of employees by professional category and age category %

Employee category	as of December 31, 2022				as of December 31, 2021			
	<30 years	30-50 years	50 years	Total	<30 years	30-50 years	>50 years	Total
Director	0.0%	60.7%	39.3%	**1.2%**	0.0%	59.6%	40.4%	**1.1%**
Manager	0.7%	72.8%	26.5%	**2.9%**	0.8%	67.7%	31.5%	**2.7%**
White collar	24.0%	64.0%	12.0%	**22.9%**	24.7%	63.0%	12.3%	**23.5%**
Blue collar	26.1%	58.9%	14.9%	**73.1%**	25.6%	59.6%	14.7%	**72.7%**
Total	**24.6%**	**60.5%**	**14.9%**	**100.0%**	**24.4%**	**60.7%**	**14.9%**	**100.0%**

In 2022, the majority of Stevanato employees were between 30 and 50 years of age.

In general, the search for new hires in the production area focuses on candidates with a technical and mechanical degree. For staff positions, a three-year degree or Master's degree in Engineering or Biotechnology is required, followed by Mathematics, Chemistry and Economics. The before-mentioned company growth program is part of a broader integrated human resources development project supporting Stevanato Group's Vision and business plan. The HR development plan is divided into a series of project activities that cover all areas of human resources, including:

- analysis of process efficiency;
- talent development, career planning and job rotation based on evaluation of performance and potential;
- targeted training plans and paths for the development of "soft" and "technical" skills through the Stevanato Group Academy;
- a Welfare system for Group companies.

Stevanato Group is committed to enhancing the professional contribution of each of its employees and to building lasting relationships based on loyalty, mutual trust and collaboration. The majority of employees in the Group are employed with permanent contracts (86% of total Group employees). Note that the contract type of each employee is based on the definitions of specific national laws of the country in which the resource is based.

Stevanato Group pays special attention to the needs of its employees, supporting working conditions and flexible hours for those who need it. The total percentage of employees working part-time in 2022 was 2.3% (122). Of the total headcount of female employees, 4.9% had part-time status as of December 31, 2022.

Depending on the countries in which the Group operates and their local laws, working relations are regulated by national or corporate collective labor agreements or existing legislation. As of December 31, 2022, 75% of the Group's employees were covered by collective labor agreements. Employees not covered by collective bargaining agreements are employed under company or individual contracts based on local market standards and practices.

Human capital 40

In order to meet the demands of a constantly evolving market and fulfill Stevanato Groups mission, the HR Departments main strategic objective is to build the best team possible to sustain company growth. An efficient team is an asset to the organization and can boost performance and success by tapping into each individuals unique strengths. 5.2 Employee management and development In order to correctly manage human resources in all the Company locations, Stevanato Group has a structured HR management system that streamlines processes and data. The system combines several fundamental HR functions such as storing employee data, and manages payroll, recruitment, benefits, hours and attendance, employee performance and competency tracking. Stevanato Groups remuneration policy is designed to treat all employees equitably following the guiding principle of meritocracy. This is reinforced by the constant monitoring of fair market compensation and alignment with the Groups professional model, which takes all positions into account: technical, professional and managerial. The remuneration policy pays individuals based on qualitative measures, such as pre-defined steps connected to their performance and the Groups values, as well as quantitative measures such as the achievement of specific KPIs. THE PERFORMANCE DEVELOPMENT PROCESS Fuel Performance Setting Goal Defining what can be expected from people and how they can contribute to the achievement of Stevanato Groups goals. The purposes are: setting specific, measurable, achievable, reliable and timely objectives (following SMART guidelines) in line with role-related needs and business needs; providing individuals with a clear vision of the expectations related to their role in line with company objectives and priorities; and finally, fostering the creation of a culture oriented toward responsible individual development. See Performance Discussion Mid-year Seeing, reinforcing and supporting the eorts made by individuals in the pursuit of those same objectives throughout the year, modifying priorities and resources according to the upcoming changes. The purposes purpose is to provide the employee and manager with the opportunity to hold an open and honest dialogue based on facts, which will facilitate improvement, development and growth. Recognize Performance Performance Evaluation Recognizing, assessing and evaluating the individual performance observed throughout the year. The purpose is to recognize actual behaviors and results rather than relying on assumptions, thereby reducing subjectivity and analyzing objectives set at the beginning of the year and the relative Competency Model. Feedback Session Discussing the Performance Evaluation with the individual through an open and transparent dialogue. The purposes are: providing an opportunity to foster motivation and engagement by providing feedback on yearly performance; setting expectations the upcoming months; and nally, providing a formal occasion to reinforce positive behaviors and correct ineective ones. Stevanato Group considers ongoing employee training an essential part of the company philosophy. The continuous development of specialized skills and abilities not only maintains the Groups competitive advantage, but also ensures that its customers receive technical solutions in line with their needs both in terms of quality and innovation.

Sustainability Report - 2022

The Learning & Development (L&D) department manages and coordinates training and development activities at the Corporate Level. Training is a fundamental process which starts at the very beginning of an employee's professional career. In addition, EHS training is provided during the probation period and repeated with the frequency and manner prescribed by law.

During 2022, the Group provided 29,902 hours of employee training related to EHS and required by law and 83,814 hours of training on the Quality Management System in compliance with ISO 15378, which is explained in detail in the sub-chapter below. The Group's remaining training activities classified as "not mandatory" amounted to 40,819 hours and included training in induction, language skills, technical skills, and job instruction and training related to Corporate Initiatives. In total, the Company provided 154,535 hours of training during 2022.

Quality Training
In compliance with ISO Standards and the principles of Good Manufacturing Practices, Quality Training is regularly provided and mapped for all employees. In relation to Good Manufacturing Practices, the training includes the risk of contamination and cross-contamination, potential hazards to the end-user and/or patient, and the impact of any deviations from specified procedures, processes or specifications on product quality or to the end-user. In addition, specific training in microbiological and particulate contamination and the potential risk of contamination to the patient is provided to select employees.

Corporate Initiatives
As part of Stevanato Group's "One Group" approach, the L&D Team focuses on initiatives that contribute to the sharing of knowledge and the adoption of the Company Values and Guiding Principles, such as the Mentorship Program. In 2022, targeted initiatives were held to strengthen knowledge about the Performance Development Process (PDP) and promote the Feedback Culture and a Customer-Centric Mindset. The Group's Graduate Program offered young talents strategic training modules dedicated to strengthening fundamental skills through two job rotations and the development of a work project.

Stevanato Group Welfare
Stevanato Group is currently implementing a global corporate welfare system in all of its plants worldwide. The agreement was designed in collaboration with the facility's Trade Union and covers several interesting points. For instance, in the event of periods of absence exceeding those provided by law due to a life-threatening illness requiring ongoing treatment, the employee will retain his/her job until recovery. Additionally, permits have been granted to take care of disabled minor children and days of absence and flexible work hours have been increased for the care of ill children up to 12 years of age.

The agreement also confirms assistance for families via a fragility bonus and a birth bonus (for further information, please refer to Sustainability Report 2021). To support new mothers, maternity leave has been extended up to 18 months after childbirth. Stevanato Group provides support and helps new mothers return to the workplace with individually designed paths.

Regarding the services offered, no distinction is made in relation to employee contract type (part-time/full-time) but benefits vary according to geographic area and applicable regulations.

Partnerships with training institutes and universities
Stevanato Group is strongly committed to discovering and cultivating employees of the future. To this end, it forges close collaborations with schools and universities to establish school-work alternation and internship opportunities. The Group regards these esteemed partnerships as a pivotal element of its sustainability strategy, as it directly improves students' career prospects and their placement in the labor market. Over the years, Stevanato Group has initiated various collaborations with schools and universities in the areas where the company's plants are located. Locally-based partnerships are the best way to promote the company and attract talent.

Human capital
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Sustainability Report - 2022

5.3 Occupational Health & Safety

Stevanato Group is committed to operating its business under the principles of ZERO accidents, safe behavior and the highest work environment standards.

Stevanato Group prioritizes the health and safety of its employees through physical and mental harm prevention and promotion of employee health. The Company complies with occupational health and safety regulations, a Code of Ethics, and the Group's EHS Policy and Guidelines. Risk assessments are regularly performed to detect and assess workplace hazards and to engage employees in the development, implementation and performance evaluation of occupational health and safety management systems. Stevanato manages various aspects of health, safety and environmental impacts through EHS Policy, management system corporate policies, reference standard procedures, and supporting documents. Stevanato Group companies are mostly ISO 45001:2018 certified.

	Ompi (PD-IT)	Ompi (LT-IT)	Medical Glass	Ompi of North America	Ompi of China	Ompi do Brasil	Balda Germany
ISO 45001	●	●	●	●	●	●	●
Certified by	SQS	SQS	SQS	SQS	SQS	SQS	TUV

At the Group level, EHS is overseen by the headquarters' EHS Group Director, while local plant EHS Coordinators ensure implementation of Group policies and programs. Each entity establishes a documented training program, allowing employees to acquire necessary EHS skills. Stevanato provides EHS education and training to all employees (29,902 hours in 2022).

Employees and their representatives' participation and consultation in the development, implementation and evaluation of the occupational health and safety management system is obtained through:

- involvement and prior consultation regarding the identification of hazards, risk assessment, control measures, preventive measures and accident analysis;
- involvement in the development and revision of EHS policies, objectives and goals;
- periodical meetings held in accordance with the frequency and method of the local legislation.

Employees are requested to inspect workplaces for potential risks before starting work or a new job, reporting each hazardous condition via TAG formats. The Improvement Team on Safety led by the department of Supervisors addresses follow-up activities and corrective-action tracing. Monthly safety inspections of responsibility areas are performed by Supervisors and Shift Leaders with check-

Human capital 43

Sustainability Report - 2022

lists periodically examined by Local Top Management. Formal investigations of incidents with no serious consequences are led by department leaders with the involvement of Top Management as needed. Corrective actions are taken to avoid repeating accidents and injuries are reviewed by the HQ EHS dept. HR and the local EHS Coordinator support injured employees' return to work via a re-entry program.

The SA Pillar team uses a TAG system for reporting unsafe acts, behaviors, and near misses, which is clearly posted in working areas or departments. The Improvement Team analyzes reported events weekly, identifying root causes and assessing opportunities for improvement or corrective actions. The company medical service visits periodically to prescribe medical protocols for residual risks based on risk analysis of tasks, which are reviewed cyclically.

In some Group entities, employees have access to additional healthcare insurance that includes agreements with third-party private medical clinics. In fact, as part of Stevanato Group's corporate welfare program, employees have supplementary health coverage (reimbursement of expenses + various free services). Furthermore, in compliance with legislative requirements, all the Group companies provide periodic mandatory medical visits carried out by an assigned doctor who assesses employee health and job suitability.

Stevanato Group companies also organize initiatives aimed at promoting health through diverse medical care services that are free-of-charge. Several health promotion campaigns have been carried out to promote awareness and good practices such as flu vaccination campaigns, medical issues and cardiovascular disease prevention campaigns dedicated to women and men, cancer prevention campaigns, safety training programs and initiatives promoting a healthy lifestyle. For further details, please refer to the corporate website at ESG section.

Stevanato Group Program continued in 2022 with eight pillars and included a "zero injuries" long-term safety policy for promoting proper health and safety conduct at all levels, supporting a World Class Operations Management (WCOM) transformation that meets the demands of customers at the global level. In 2022, there were 57 work-related injuries at the group level with 0 high-consequence injury cases; no work-related fatalities were reported.

The most common injuries reported were slips, trips, falls and cuts from handling glass products and equipment. Hazards include slippery surfaces and uneven footing, which are identified and eliminated through the accident investigation procedure. In 2022, Stevanato Group reduced the rate of recordable injuries by approximately 32%, mainly in the Glass (DCS) and Engineering divisions.

GRI 403-9: Occupational Health & Safety Rates and Injuries[4]

Work-related injuries	2022	2021
Number of recorded work-related injuries	57	70
Number of high-consequence work-related injuries (excluding fatalities)	-	1
Number of fatalities as a result of work-related injury	-	-
Number of worked hours	8.853.667	7.376.860
Rate of recordable work-related injuries (%)	6,44 %	9,49 %
Rate of high-consequence work-related injuries (excluding fatalities) (%)	-	0,14 %
Rate of fatalities as a result of work-related injury	-	-
Rate of total injuries occurred at work (%)	6,44 %	9,6 %

4. The scope of health and safety data includes employees only. The Group assesses the possibility of collecting data from external collaborators. In 2022, one injury with no high consequences regarded an external worker.

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Supply Chain 6

Sustainability Report - 2022

6.1 Responsible supply chain & procurement

Stevanato Group aims to have an optimized and risk-mitigated supply chain and manufacturing network with a diversified supplier base and ongoing engagement with key partners.

Stevanato Group's supplier selection process and purchasing conditions are inspired by the values and criteria of competitiveness, objectivity, respectability, correctness, impartiality, fair pricing and quality. Procurement processes aim to achieve the maximum competitive advantage for the Group while ensuring fairness and impartiality towards every supplier in possession of the necessary prerequisites.

The contractual relations with Stevanato Group are subject to an initial assessment at the time of purchase and are regularly monitored. The Company has specified analytical purchasing rules that establish the contractual conditions, governing the purchase of raw materials, semi-finished products, or preparations and services.

Stevanato Group's supply chain is composed of more than 4,700 suppliers. Focusing our analysis on suppliers with annual spending higher than 150,000 € (or equivalent in local currency), it is possible to note that more than 90% of the total expense applies to only 499 suppliers. These suppliers represent just 11% of the total number (4,768). In particular, the top 10 Stevanato Group suppliers account for 29% of the total procurement amount.

Stevanato Group works incessantly to meet pharmaceutical quality and regulatory industry standards for products and services. To do so, it carries out quality control audits on its suppliers following specific procedures designed by Stevanato Procurement functions focused on documentation management, production processes and other factors. Stevanato Group is also audited by its own corporate customers.

In 2021, Stevanato Group began requiring both new and existing suppliers to adhere to its Code of Conduct. Adherence ensures compliance with existing laws, loyalty, professional rigor and correctness as well as respect for the environment, human rights and workers' rights. Any conduct that differs from these principles could result in the termination of the business relationship, or be a precluding factor for additional collaboration. Stevanato Group requires its suppliers and service providers (in terms of legal compliance) to comply with the statutory requirements of the applicable legal system and with the recognized international standards of ethical conduct.

In 2021, Stevanato Group started a collaboration with EcoVadis which carried over into 2022. With EcoVadis' support, Stevanato Group mapped out its supplier base by ESG topics with the goal of monitoring their environmental and social responsibility and pushing for corrective actions where needed. By the end of 2022, 173 suppliers - approximately 54% - had been assessed. An additional 2% of suppliers have joined the project and are currently under review.

Supply chain 46

STATUS OF ECOVADIS RATING ANALYSIS 53.6% 2.0% 4.1% 40.3% 100% RATED ON-GOING DECLINED TO DO TOTAL Results of the assessment are fairly good with an overall score of 53 based on reviews of all 173 suppliers, as shown in the table below. Stevanato Group has higher than average scores across all four areas compared to the EcoVadis benchmark. In addition, 69% of suppliers have a score above 45. SCORE DISTRIBUTION Scored Suppliers 173 Overall Score 53.0 EcoVadis: 44.9 ENV 53.9 EcoVadis: 44.9 LAB 56.1 EcoVadis: 47.7 FBP 50.0 EcoVadis: 43.0 SUP 44.7 EcoVadis: 37.0 50 40 30 CENT PER 20 10 0 27% 23% 20% 14% 8 7% % 1% 0% 0% 0014 1524 2534 3544 4554 5564 6574 7584 85100

Suppliers have been divided by location, taking into consideration their registered offices, if local or not, for the organization. For the drug containment solutions division, Nuova Ompi in Italy was included in the scope of analysis. According to the analysis, the distribution of its procurement budget for glass suppliers is mostly linked to Italy with a value of 63%, followed by the rest of the EU with 33% and extra-EU with 4%. For the IVD business division, the company included in the scope of analysis was Balda Medical in Germany. Of its suppliers, 71% are located in Germany, followed by the rest of the EU with 32% and extra-EU with 7%. Finally, for the Engineering segment, the companies in the scope of analysis included SPAMI and Innoscan. Analyzing Spami, almost the entire expense budget is connected to Italy with a value of 93%, followed by the rest of the EU with 6% and extra-EU with 1%. The majority of Innoscans expense budget is connected to Denmark with a value of 91%, followed by the rest of the EU with 8% and extra-EU with 1%. Merging the two companies, EU purchases represent 99% of the total expenditure.

7 Environmental Responsibility

Sustainability Report – 2022 7.1 Stevanato Group’s commitment to the environmentStevanato Group relentlessly seeks to reduce the environmental impact of all its processes and products. Accordingly, the Group aims to tackle climate and nature-related trends and risks through the optimization of natural resource consumption, improved efficiency, and innovative solutions, as reflected in the Group’s EHS policy. In order to constantly monitor its environmental footprint, Stevanato Group set up a global management system that identifies potential risks, enacting preventive measures and attentive supervision. The Environmental Management System is compliant with ISO 14001 and certified in seven of the Group’s primary production sites (see Quality—Stevanato Group). The environmental data presented refers to all the Group’s production sites. It does not include the Group’s commercial companies, which are deemed immaterial given the small number of employees and their non-engagement in production activities. Any other exceptions or limitations to the scope are specified below in each table.Stevanato Group has identified the possible environmental impact areas of its business thanks to the materiality analysis (see chapter 2.1 Approach to sustainability), which include energy consumption, GHG emissions, water management and waste management. The Group regularly monitors and manages these impact areas to ensure compliance with the ruling legal requirements of the countries where it operates. Environment 50

Sustainability Report - 2022 7.2 Energy Consumption and GHG Emissions Attention to the environment is one of the priorities of the Sustainability Group Strategy. Stevanato carefully and responsibly manages its energy consumption. For companies in the Drug Containment Solutions business, the main energy sources are natural gas and electricity, whereas for Drug Delivery Systems, In-Vitro Diagnostic Solutions, and the Engineering segment, the main energy vector is electricity. Additional consumption derives from diesel and gasoline fuel both for heating and for emergency electrical generators in the Drug Containment Solutions plants in Piombino Dese, Brazil and Mexico, and for transportation of the company’s logistic vehicles and company cars. To advance sustainable mobility, the Group began upgrading its company fleet to hybrid vehicles in 2021. Stevanato Group has introduced a number of initiatives focused on mitigating energy consumption. In 2022, the following activities were carried out in conjunction with foreign production sites: Improvement of Energy Management services at the DCS site in Pi-ombino Dese and the Group’s German site.Renewable-based energy initiatives related to decarbonization including subscription to a multi-year Energy Attribute Certificate covering the annual energy consumption at the company’s Danish site. Improvements in lighting systems with investment in LED technologies. Installation of photovoltaic energy systems that will become operative in 2023 at the DCS plants in Italy and Mexico. The following table summarizes the organization’s annual energy consumption. Environment 51

Sustainability Report – 2022 GRI 302-1: Energy consumption within the organization5,6 Types of consumption [GJ] 2022 [GJ] 2021 [GJ] From non-renewable sources 1,341,504.1 1,165,190.4 From renewable sources 2,544.8 93.6 Natural Gas 858,487.4 741,541.1 Diesel 3,050.7 6,895.4 for productive use (power generators) 446.0 479.4 for non-productive process use 157.8 -for transportation 2,446.8 6,416.0 Gasoline 1,691.2 -for non-productive process use 13.9 -for transportation 1,677.3—LPG 20.9 9.9 Electricity purchased and internally produced by photovoltaic systems 480,798.6 416,837.7 Electricity purchased 480,681.9 416,744.1 From renewable sources (with certificate of origin) 2,428.1 -From non-renewable sources 478,253.8 416,744.1 Electricity from photovoltaic systems 116.6 93.6 self-consumed 116.6 93.6 Total energy consumption 1,344,048.8 1,165,284.1 An increase of 15% in energy consumption in 2022 compared to 2021 is mostly due to a rise in production volumes related to the implementation of new production lines for EZ-fill® areas. Below are the main types of emissions related to the above-mentioned energy sources. In particular, to report greenhouse gas emissions, Stevana-to Group has joined the Greenhouse Gas (GHG) Protocol which requires the distinction of emissions into Scope 1, direct emissions associated with sources owned or controlled by the Group, and Scope 2, indirect emissions deriving from the consumption of electricity purchased. In compliance with GRI Reporting Standards, emissions are calculated according to Location and Market methodologies using appropriate emission factors. Emissions are calculated by directly measuring the relevant energy source and the conversion into GHG to determine the value of the CO equivalent. 2 5. 2021 data for natural gas and electricity have been restated following an improvement in the data collection process.6. Conversion factors for all fuels are taken from DEFRA 2021 and 2022 Environment 52

Sustainability Report - 2022

GRI 305-1: Direct greenhouse gas emissions (Scope 1)[7,8]

From non-renewable sources	Unit	2022	2021
Natural Gas	**t CO2 eq.**	**43,519.5**	**42,985.8**
LPG	**t CO2 eq.**	**1.4**	**0.6**
Diesel	**t CO2 eq.**	**203.7**	**456.4**
productive use (power generators)	**t CO2 eq.**	29.8	34.2
non-productive use	**t CO2 eq.**	10.5	-
transportation	**t CO2 eq.**	163.4	422.2
Refrigerant Gas	**t CO2 eq.**	**521.5**	**112.9**
Total direct emissions by GHG (Scope1)	**t CO2 eq.**	**44,246.0**	**43,555.7**

The location-based method reflects the average GHG emissions of grids on which energy consumption occurs using mostly grid-average emission factor data, whereas the market-based method reflects emissions from electricity that an organization has purposefully chosen. With Scope 2, the market-based method was avoided a part of the electricity from renewable sources in Denmark as defined by GRI Standards.

GRI 305-2: Indirect greenhouse gas emissions (Scope 2) – Emissions calculated according to the "location-based" and "gross market-based" method[9,10,11]

Scope 2	Unit	2022	2021
Electricity – Location-Based	**t CO2 eq.**	**44,808.9**	**37,484.8**
Electricity – Market-Based	**t CO2 eq.**	**56,876.4**	**47,583.2**

In summary, in 2022 the Group registered 89,054.9 tons of CO_2 in total emissions (Scope 1 and Scope 2 Location-based), representing an increase of 10% compared to the previous year (81,040.5 tons of CO_2 in 2021), mostly due to a rise in production volumes.

7. Emissions related to 2021 natural gas consumption have been restated following an improvement in the data collection process.
8. These figures have been calculated using DEFRA 2021 and 2022 emissions factors according to the GHG Protocol methodology. The consolidation approach for the Group's emissions is the operational control. Figures refer to CO_2 equivalents when available. Data is presented without consideration of any offsetting instruments.
9. Emissions related to 2021 electricity consumption have been restated following an improvement in the data collection process.
10. The conversion factors used for Scope 2 – Location-Based method – are taken from TERNA. The emissions are expressed in tons of CO_2; however, the percentage of methane and nitrous oxide has a negligible effect on total greenhouse gas emissions (CO_2 equivalents), as can be seen in the technical literature of reference.
11. The conversion factors used for Scope 2 – Gross Market-Based method – are taken from European Residual Mix: AIB 2022. The emissions are expressed in tons of CO_2; however, the percentage of methane and nitrous oxide has a negligible effect on total greenhouse gas emissions (CO_2 equivalents), as can be seen in the technical literature of reference. When missing an AIB emission factor, conversion factors are taken from Terna.

Environment 53

Sustainability Report – 2022 7.3 Water management Water management is a key aspect of Stevanato Group’s environmental approach and a significant topic noted by Stevanato Group stakeholders in the materiality analysis in terms of: Defining strategies to increase efficiency and reduce water use, especially for the Group’s production activities, including water reuse and recycling methods. Implementing and monitoring effective measures for the correct management of industrial waste-water discharges, especially discharges containing dangerous substances, in full compliance with current regulations. Stevanato Group draws 75% of their water from local underground sources with the remaining 25% coming from the public water supply. Water is used in the production process in the following operations: to wash and sanitize semi-finished glass products for pharmaceutical companies; • as a carrier fluid in cooling systems; as a cleaner for hygienic uses; • for catering in the company canteen Companies in the DDS, IVD and Engineering segments use water almost exclusively for hygiene, cleaning and catering purposes. The water used in these plants comes from public services. The companies related to Ompi, Medical Glass and Balda Medical are ISO 14001 certified (see Quality -Stevanato Group) and overall water usage is assessed according to the protocols dictated by certification standards as part of the environmental impact analyses. Environment 54

Sustainability Report - 2022

GRI 303-3 2018: Water withdrawal	As of December 31, 2022		As of December 31, 2021	
	All areas	Areas with water stress	All areas	Areas with water stress
Groundwater (total)	**253.1**	**38.6**	**228.9**	**38.6**
Freshwater (≤1,000 mg/L Total Dissolved Solids)	-	-	-	-
Other water (>1,000 mg/L Total Dissolved Solids)	253.1	38.6	228.9	38.6
Third-party water (total)	**84.8**	**26.4**	**80.5**	**25.1**
Freshwater (≤1,000 mg/L Total Dissolved Solids)	61.2	22.4	61.0	19.6
Other water (>1,000 mg/L Total Dissolved Solids)	23.6	4.0	19.5	5.52
Third-party water withdrawal by withdrawal source (total)				
Surface water	x	26.4	x	25.1
Groundwater	x		x	
Seawater	x		x	
Produced water	x		x	
Total water withdrawal	**337.9**	**65.0**	**309.4**	**63.7**

Water withdrawal data is calculated based on the official figures reported in the water supplier's documentation, which notes the amount of water withdrawn from public service. In order to accurately monitor the volume of water taken from underground sources, a specific water meter has been installed. In 2022, the increased water withdrawn is mainly related to increased production and personnel.

In regards to water discharge, effluents are monitored in accordance with regular and precise chemical analyses, which are regulated by a monitoring and control procedure by the operating unit. Generally, water effluents from the Group's offices and production sites are discharged into the public sewer system as per a specific contract, which also outlines the acceptable limits in compliance with legislation.

The data presented below is the result of measurements taken for the plants in Italy and China. The latter carries out real-time monitoring of water discharge by means of special instrumentation prepared in cooperation with local authorities. In the other facilities, the water discharged into the public sewer system is estimated for the Sustainability Report. Overall, Stevanato Group's sites manage water discharge in accordance with local guidelines and the requirements defined in their licenses. It is important to note that water discharge from production facilities, which is mainly owed to sanitization, does not cause significant environmental impact.

GRI 303-4 (2018): Water discharge	As of December 31, 2022		As of December 31, 2021	
	All areas	Areas with water stress	All areas	Areas with water stress
Surface water	**17.2**	**13.4**	**-**	**-**
Third party water	**126.0**	**5.9**	**163.9**	**25.1**
Third party water delivered to Treatment Plant	**33.9**	**0.1**	**7.7**	**1.4**
Total water discharge	**143.2**	**19.4**	**171.6**	**26.5**
Freshwater (≤1,000 mg/L Total Dissolved Solids)	-	-	-	-
Other water (>1,000 mg/L Total Dissolved Solids)	143.2	19.4	171.6	26.5

12. For the identification and measurement, reference was made to the interactive map of the Aqueduct Water Risk Atlas

Environment 55

Sustainability Report - 2022 7.4 Waste management Stevanato Group is dedicated to re ducing natural resource consumption related to processes and products over their entire life cycles. Stevanato Group pays special attention to waste production, respecting all the mandatory regulations in every country where it operates. As defined in the EHS Policy, the Group strives to minimize the total amount of waste us-ing the best available techniques and reports results to stakeholders. The waste produced by the Group’s companies derives from the production processes and comes mainly from warehousing (packaging materials), production (production and quality waste), and ancillary activities such as maintenance and office work. The plants dedicated to the production of glass primary packaging generate several types of waste depending on the manufacturing operations. Stevanato stresses the importance of circularity in its production process as per the corporate Circular Economy innovation program. Its Waste to Value practices give new purpose to material such as glass and plastics scraps that would otherwise become trash. Stevanato Group’s German site also recycles in-process trays as part of the plant’s circular loop. Stevanato Group also endeavors to reduce materials through diverse global initiatives. In Italy, textile coats in the cleanrooms at Piombino Dese and Lati-na are washed and sanitized by an external provider so they can be reused. In Mexico, disposable plates and cutlery have been eliminated from the canteen, and in Slovakia a systematic selection of PET scraps are delivered to a dedicated waste collection center for recycling. Another initiative is the “Minimal lubrication project” started in the Piombino Dese plant and spread throughout the Drug Containment Solutions division. The project focuses on a reduction in oil consumption used for the lubrication of glass-forming components, minimizing the quantity of exhaust oil waste. The Group’s waste management process involves collecting and storing waste in designated areas and specific containers according to the type of Environment 56 |

Sustainability Report - 2021

waste. Volumes are controlled by measuring the masses delivered to the disposal plants. The relevant data is stored in a specific database for each plant and shared at group level so that it can be monitored by the central EHS department. Waste for disposal is entrusted to third parties who operate in compliance with the relevant contractual or legal regulations. To improve waste management methods, Stevanato Group has begun exploring new opportunities to expand its corporate Circular Economy innovation program.

All the Drug Containment Solutions plants are committed to implementing glass scraps reuse through specialized partners who convert waste into new raw material. In specific cases where solutions are not found, alternative improvements are sought out. Following this principle, Nuova Ompi is working to authorize a waste treatment line that grinds scraps and select materials to produce glass granulate.

In 2022, hazardous waste accounts for 8% of the total volume of waste produced, previous 7% in 2021.

Waste production decreased (-12%) in 2022, supporting the positive impacts of the above-mentioned initiatives and the conclusion of building refurbishments.

GRI 306-3 (2020): Waste generated	As of December 31, 2022			As of December 31, 2021		
	Recyclable	Not Recyclable	Total	Recyclable	Not Recyclable	Total
DCS Division	6,792.6	1,459.0	8,251,6	6,225.1	3,398.1	**9,623.2**
DDS, IVD Division	565.2	190.2	755.5	469.4	121.7	**591.1**
Engineering Division	131.1	40.0	171.0	152.3	38.5	**190.8**
Total	**7,488.9**	**1,689.2**	**9,178.1**	**6,846.8**	**3,558.3**	**10,405.1**

WASTE BY DISPOSAL METHOD


65% Recycling & Reclamation
16% Land Disposal
14% Treatment
3% Reuse
2% Inceneration

Environment
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Link with the territory 8

Sustainability Report - 2022 8.1 Local communities engagement Stevanato Group has always been closely connected to the land and the communities where it operates. In Italy, where it has been established for more than 70 years, Stevanato Group has demonstrated its commitment to the local territory over decades, reconciling its industrial development with an improvement in the overall quality of people’s lives. As the Group continues to grow internationally, its link with local communities is being steadily built, as illustrated by the charitable donations made in China and Denmark over the last few years. Out of this ongoing and meaningful commitment came a desire to fund lasting projects with greater social impact, and the decision to establish the Stevanato Foundation was born. The Foundation pursues the aims of social solidarity, philanthropy and charity exclusively, operating in the fields of social and social-health care, education and training, and scientific research. The interventions of the Stevanato Foundation, in both assets and funds, were distributed over a two-year period to the groups indicated in the following graphs: 2022 – STEVANATO FOUNDATION DISTRIBUTION OF DONATIONS Children 78% Research 16% Social 6% help The main projects and initiatives supported by the Foundation since its establishment are reported below: In 2022, the Foundation supported scientific research conducted by the V.I.M.M. Foundation in the field of cell and molecular biology, mainly for childhood diseases. In addition, it funded a project by the SPES Sports Club to engage children with Down’s Syndrome and autism in various activities including gymnastics, summer camps and after-school programs. The Foundation also provided local entities like schools and associations with financial aid to support essential services for children. Lastly, the Foundation collaborated with the non-profit organization, Casa Priscilla in Padua, which provides assistance to mothers, children, young girls, and people with fragile situations. Territory 59

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Annex

GRI 401-1: Incoming employees by age group and gender (n° and %) in 2022

Incoming employees by age	as of December 31, 2022					
	Men	**%**	**Women**	**%**	**Total**	**%**
<30 years old	452	17.1%	251	12.5%	371	15.1%
30 – 50 years old	452	17.1%	324	16.2%	558	16.7%
>50 years old	68	2.6%	43	2.1%	107	2.4%
Total	**972**	**36.8%**	**618**	**30.8%**	**1,173**	**34.2%**

GRI 401-1: Incoming employees by age group and gender (n° and %) in 2021

Incoming employees by age	as of December 31, 2021					
	Men	**%**	**Women**	**%**	**Total**	**%**
<30 years old	296	11.2%	**212**	10.6%	508	10.9%
30 – 50 years old	332	12.6%	**226**	11.3%	558	12.0%
>50 years old	63	2.4%	**44**	2.2%	107	2.3%
Total	**691**	**26.2%**	**482**	**24.1%**	**1,173**	**25.2%**

GRI 401-1: Incoming employees by gender and region (n° and %) in 2022

Incoming employees by region	as of December 31, 2022			
	Italy	**Rest of EU**	**Extre EU**	**Total**
Men	477	235	260	972
%	18.1%	8.9%	9.8%	36.8%
Women	262	85	271	618
%	13.1%	4.2%	13.5%	30.8%
Total	**739**	**320**	**531**	**1,590**
%	**8.2%**	**6.9%**	**11.4%**	**32.4%**

GRI 401-1: Incoming employees by gender and region (n° and %) in 2021

Incoming employees by region	as of December 31, 2021			
	Italy	**Rest of EU**	**Extre EU**	**Total**
Men	353	148	**190**	691
%	13.4%	5.6%	**7.2%**	26.2%
Women	204	75	**203**	482
%	10.2%	3.7%	**10.1%**	24.1%
Total	**557**	**223**	**393**	**1,173**
%	**12.0%**	**4.8%**	**8.5%**	**25.2%**

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GRI 401-1: Outgoing employees by age group and gender (n° and %) in 2022

Outgoing employees by age	as of December 31, 2022					
	Men	%	Women	%	Total	%
<30 years old	220	8.3%	151	7.5%	371	8.0%
30 – 50 years old	275	10.4%	**221**	**11.0%**	496	10.7%
>50 years old	73	2.8%	**42**	**2.1%**	115	2.5%
Total	**568**	**21.15%**	**414**	**20.7%**	**982**	**21.1%**

GRI 401-1: Outgoing employees by age group and gender (n° and %) in 2021

Outgoing employees by age	as of December 31, 2021					
	Men	%	Women	%	Total	%
<30 years old	138	5.2%	142	**7.1%**	280	6.0%
30 – 50 years old	185	7.0%	167	**8.3%**	352	7.6%
>50 years old	68	2.6%	58	**2.9%**	126	2.7%
Total	**391**	**14.8%**	**367**	**18.3%**	**758**	**16.3%**

GRI 401-1: Outgoing employees by gender and region (n° and %) in 2022

Outgoing employees by region	as of December 31, 2021			
	Italy	Rest of EU	Extre EU	Total
Men	254	115	199	568
%	9.6%	4.4%	7.5%	21.5%
Women	125	56	233	414
%	**6.2%**	**2.8%**	**11.6%**	**20.7%**
Total	**379**	**171**	**432**	**982**
%	**8.2%**	**3.7%**	**9.3%**	**21.1%**

GRI 401-1: Outgoing employees by gender and region (n° and %) in 2021

Outgoing employees by region	as of December 31, 2021			
	Italy	Rest of EU	Extre EU	Total
Men	129	97	165	391
%	4.9%	3.7%	6.2%	14.8%
Women	97	54	216	367
%	**4.8%**	**2.7%**	**10.8%**	**18.3%**
Total	**226**	**151**	**381**	**758**
%	**4.9%**	**3.3%**	**8.2%**	**16.3%**

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GRI 2-7: Number of employees by employment contract

Employment contract	as of December 31, 2022			as of December 31, 2021		
	Men	Women	Total	Men	Women	Total
Italy	**1,575**	**1,144**	**2,719**	**1,348**	**1,006**	**2,354**
Permanent	1,267	939	2,206	1,098	867	**1,965**
Temporary	308	205	513	250	139	**389**
Rest of EU	**785**	**419**	**1,204**	**665**	**390**	**1,055**
Permanent	702	372	1,074	603	363	**966**
Temporary	83	47	130	62	27	**89**
Extra EU	**688**	**644**	**1,332**	**629**	**608**	**1,237**
Permanent	616	602	1,218	555	564	**1,119**
Temporary	72	42	114	74	44	**118**
Total	**3,048**	**2,207**	**5,255**	**2,642**	**2,004**	**4,646**

GRI 2-7: Number of employees by type of job

Part time / Full time	as of December 31, 2022			as of December 31, 2021		
	Men	Women	Total	Men	Women	Total
Italy	**1,575**	**1,144**	**2,719**	**1,348**	**1,006**	**2,354**
Permanent	1,572	1,059	2,631	1,343	922	2,265
Temporary	3	85	88	5	84	89
Rest of EU	**785**	**419**	**1,204**	**665**	**390**	**1,055**
Permanent	774	397	1,171	650	364	1,014
Temporary	11	22	33	15	26	41
Extra EU	**688**	**644**	**1,332**	**629**	**608**	**1,237**
Permanent	688	643	1,331	629	607	1,236
Temporary	-	1	1	-	1	1
Total	3,048	2,207	5,255	2,642	2,004	4,646

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GRI content index

Statement of use	Stevanato Group as reported the information cited in this GRI content index for the period 1 January to 31 December with reference to the GRI Standards.
GRI 1 used	GRI 1: Foundation 2021

GRI STANDARD	DISCLOSURE	LOCATION	PAGE NUM. / NOTES
GRI 2: General Disclosures 2021	2-1 Organizational details	Back cover	-
		Organizational details	p.8
	2-2 Entities included in the organization's sustainability reporting	Methodological note	p.V
	2-3 Reporting period, frequency and contact point	Methodological note	p.V
	2-4 Restatements of information	Methodological note	P.V
	2-5 External assurance	Methodological note	P.V
		Indipendent Audit Report	p.67-69
	2-6 Activities, value chain and other business relationships	Organizational details	p.8-12
		Responsible supply chain & procurement	p.46-48
	2-7 Employees	Stevanato Groups' human resources	P.38-42
		Annex - Social KPIs	P.60-62
	2-9 Governance structure and composition	The company structure and main corporate functions	P.14-15
	2-22 Statement on sustainable development strategy	Letter to Stakeholders	P.IV
	2-23 Policy commitments	Ethics, integrity and compliance	P.16
	2-27 Compliance with laws and regulations	Ethics, integrity and compliance	p.16
	2-28 Membership associations	Participation in organizations and associations	p.23
	2-29 Approach to stakeholder engagement	Certifications and awards	p.21-22
	2-30 Collective bargaining agreements	Stevanato Group's human resources	p.40
GRI 3: Material Topics 2021	3-1 Process to determine material topics	Approach to Sustainability	p.18
	3-2 List of material topics	Approach to Sustainability	p.19
Economic performance and value creation			
GRI 3: Material Topics 2021	3-3 Management of material topics	Approach to Sustainability	p.18
		Stakeholder value creation	p.25
GRI 201: Economic Performance 2016	201-1 Direct economic value generated and distributed	Stakeholder value creation	p.25

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GRI STANDARD	DISCLOSURE	LOCATION	PAGE NUM. / NOTES
Responsible supply chain & procurement			
GRI 3: Material Topics 2021	3-3 Management of material topics	Approach to Sustainability	p.18
		Responsible supply chain & procurement	p.46-48
GRI 204: Procurement Practices 2016	204-1 Proportion of spending on local suppliers	Responsible supply chain & procurement	p.46-48
Business ethics, governance and compliance			
GRI 3: Material Topics 2021	3-3 Management of material topics	Approach to Sustainability	p.18
		Ethics, integrity and compliance	p.16
GRI 205: Anti-corruption 2016	205-3 Confirmed incidents of corruption and actions taken	Ethics, integrity and compliance	p.16
GRI 206: Anti-competitive Behavior 2016	206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	Ethics, integrity and compliance	p.16
Energy Consumption			
GRI 3: Material Topics 2021	3-3 Management of material topics	Approach to Sustainability	p.18
		Energy Consumption and GHG Emissions	p.51-53
GRI 302: Energy 2016	302-1 Energy consumption within the organization	Energy Consumption and GHG Emissions	p.52
Water management			
GRI 3: Material Topics 2021	3-3 Management of material topics	Approach to Sustainability	p.18
		Water management	p.54-55
GRI 303: Water and Effluents 2018	303-1 Interactions with water as a shared resource	Water management	p.54-55
	303-2 Management of water discharge-related impacts	Water management	p.54-55
	303-3 Water withdrawal	Water management	p.54-55
	303-4 Water discharge	Water management	p.54-55
GHG Emissions			
GRI 3: Material topics 2021	3-3 Management of material topics	Approach to Sustainability	p.18
		Energy Consumption and GHG Emissions	p.51-53
GRI 305: Emissions 2016	305-1 Direct (Scope 1) GHG emissions	Energy Consumption and GHG Emissions	p.53
	305-2 Energy indirect (Scope 2) GHG emissions	Energy Consumption and GHG Emissions	p.53

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GRI STANDARD	DISCLOSURE	LOCATION	PAGE NUM. / NOTES
Waste management			
GRI 3: Material topics 2021	3-3 Management of material topics	Approach to Sustainability	p.18
		Waste management	p.56-57
GRI 306: Waste 2020	306-1 Waste generation and significant waste-related impacts	Waste management	p.57
	306-2 Management of significant waste-related impacts	Waste management	p.57
	306-3 Waste generated	Waste management	p.57
Human capital management and development			
GRI 3: Material topics 2021	3-3 Management of material topics	Approach to Sustainability	p.18
		Stevanato Group's human resources Employee management and development	p.41-42
GRI 401: Employment 2016	401-1 New employee hires and employee turnover	Annex	p.60-62
Employee wellbeing			
GRI 3: Material topics 2021	3-3 Management of material topics	Approach to Sustainability	p.18
		Employee management and development	p.41-42
GRI 401: Employment 2016	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	Employee management and development	p.41-42
Occupational Health & Safety			
GRI 3: Material topics 2021	3-3 Management of material topics	Approach to Sustainability	p.18
		Occupational Health & Safety	p.43-44
GRI 403: Occupational Health and Safety 2018	403-1 Occupational health and safety management system	Occupational Health & Safety	p.43-44
	403-2 Hazard identification, risk assessment, and incident investigation	Occupational Health & Safety	p.43-44
	403-3 Occupational health services	Occupational Health & Safety	p.43-44
	403-4 Worker participation, consultation, and communication on occupational health and safety	Occupational Health & Safety	p.43-44
	403-5 Worker training on occupational health and safety	Occupational Health & Safety	p.43-44
	403-6 Promotion of worker health	Occupational Health & Safety	p.43-44
	403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	Occupational Health & Safety	p.43-44
	403-9 Work-related injuries	Occupational Health & Safety	p.44

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GRI STANDARD	DISCLOSURE	LOCATION	PAGE NUM. / NOTES
Human capital management and development			
GRI 3: Material Topics 2021	3-3 Management of material topics	Approach to Sustainability	p.18
		Stevanato Group's human resources Employee management and development	p.41-42
GRI 405: Diversity and Equal Opportunity 2016	405-1 Diversity of governance bodies and employees	The company structure and main corporate functions	p.15
		Stevanato Group's human resources	p.38-40
Human rights			
GRI 3: Material Topics 2021	3-3 Management of material topics	Approach to Sustainability	p.18
		Ethics, integrity and compliance	p.16
GRI 406: Non-discrimination 2016	406-1 Incidents of discrimination and corrective actions taken	Ethics, integrity and compliance	p.16
Local community engagement			
GRI 3: Material topics 2021	3-3 Management of material topics	Approach to Sustainability	p.18
		Local community engagement	p.59
GRI 413: Local Communities 2016	413-2 Operations with significant actual and potential negative impacts on local communities	Content Index	In 2022, no significant actual or potential negative impacts on local communities were registered
Product quality and responsibility			
GRI 3: Material Topics 2021	3-3 Management of material topics	Approach to Sustainability	p.18
		Product quality and responsibility	p.36
GRI 416: Customer Health and Safety 2016	416-2 Incidents of non-compliance concerning the health and safety impacts of products and services	Product quality and responsibility	p.36
Research & Development and Innovation: topic not covered by topic-specific Standards GRI			
GRI 3: Material Topics 2021	3-3 Management of material topics	Approach to Sustainability	p.18
		Product quality and responsibility	p.27-36

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Sustainability Report - 2022 67 Independent Audit Report Deloitte. Deloitte & Touche SpA. Via Fratelli Bandiera, 3 31100 Treviso Italia Tel: +39 0422 5875 Fax: +39 0422 587812 www.deloitte.it INDEPENDENT AUDITOR’S REPORT ON THE SUSTAINABILITY REPORT To the Board of Directors of Stevanato Group S.p.A. We have carried out a limited assurance engagement on the sustainability report (“Sustainability Report”) of Stevanato Group S.p.A. and its subsidiaries (hereinafter also “Stevanato Group” or “Group”) as of December 31, 2022. Responsibility of the Directors for the Sustainability Report The Directors of Stevanato Group S.p.A. are responsible for the preparation of the Sustainability Report in accordance with the “Global Reporting Initiative Sustainability Reporting Standards” established by GRI -Global Reporting Initiative (“GRI Standards”), which they have identified as reporting framework as specified in the “Methodological Note” paragraph of the Sustainability Report. The Directors are also responsible, for such internal control as they determine is necessary to enable the preparation of the Sustainability Report that is free from material misstatement, whether due to fraud or error. The Directors are also responsible for the definition of the Group’s objectives in relation to the sustainability performance, for the identification of the stakeholders and the significant aspects to report. Auditor’s Independence and quality control We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants, which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour. Our auditing firm applies International Standard on Quality Control 1 (ISQC Italia 1) and, accordingly, maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. Ancone Bari Bergamo Bologne Brescia Cagliari Firenza Genova Milano NepolPadova Parme Roma Torino Treviso Udine Verona Sede Legale: Via Tortona, 25-20144 Milano Capitale Sociale: Euro 10.328.220,00 iv. Codice Face/Registro dalle imprese di Milano Morea Brianza Lodin 03045560166-REAM-1720223 | ParkMAIT 03049560166 Inome Deloitte siniferisce a una o più delle seguentientia: Deloitte Touche Tohmatsu Limited, une societa inglese a responsabilità limitata (“DTTL”), le member im aderenti al suo network e lentiae corte DTTLecce delle sue member firm sono entita giuridicamente separate e indipendent trakra DTTL (denota anche “Deloitte Gobel) on force servic denti Si invitas legere infomatis completa relative alla descrizione delle struttura legele di Deloitte Touche Tohmatsu limited e delle sue member firmelinciri www.deloitte.com/about. ©D&TouchSpA

Sustainability Report - 2022 68 Auditor’s responsibility Our responsibility is to express our conclusion based on the procedures performed about the compliance of the Sustainability Report with the GRI Standards. We conducted our work in accordance with the criteria established in the “International Standard on Assurance Engagements ISAE 3000 (Revised) - Assurance Engagements Other than Audits or Reviews of Historical Financial Information (hereinafter “ISAE 3000 Revised”), issued by the International Auditing and Assurance Standards Board (IAASB) for limited assurance engagements. The standard requires that we plan and perform the engagement to obtain limited assurance whether the Sustainability Report is free from material misstatement. Therefore, the procedures performed in a limited assurance engagement are less than those performed in a reasonable assurance engagement in accordance with ISAE 3000 Revised, and, therefore, do not enable us to obtain assurance that we would become aware of all significant matters and events that might be identified in a reasonable assurance engagement. The procedures performed on the Sustainability Report are based on our professional judgement and included inquiries, primarily with Company personnel responsible for the preparation of information included in the Sustainability Report, analysis of documents, recalculations and other procedures aimed to obtain evidence as appropriate. Specifically, we carried out the following procedures: 1) analysis of the process relating to the definition of material aspects disclosed in the Sustainability Report, with reference to the methods used for the identification and prioritization of material aspects for stakeholders and to the internal validation of the process results; 2) comparison between the economic and financial data and information included in the paragraph titled “Key financial results” of the Sustainability Report with those included in the Group’s financial statements; 3) understanding of the processes underlying the origination, recording and management of qualitative and quantitative material information included in the Sustainability Report. In particular, we carried out interviews and discussions with the management of Stevanato Group S.p.A. and with the personnel of Nuova Ompi Sr.l. and Spami S.r.l. we carried out limited documentary verifications in order to gather information about the processes and procedures which support the collection, aggregation, elaboration and transmittal of non-financial data and information to the department responsible for the preparation of the Sustainability Report. In addition, for material information, taking into consideration the Group’s activities and characteristics: - at the Group’s level: a) with regards to qualitative information included in the Sustainability Report, we carried out interviews and gathered supporting documentation in order to verify its consistency with the available evidence; b) with regards to quantitative information, we carried out both analytical procedures and limited verifications in order to ensure, on a sample basis, the correct aggregation of data;

Sustainability Report - 2022 69 for Nuova Ompi S.r.l. and Spami S.r.I., which we selected based on their activities and their contribution to the performance indicators at consolidated level, we carried out site visits and remote meetings, during which we met the management and gathered supporting documentation with reference to the correct application of procedures and calculation methods used for the indicators. Conclusion Based on the work performed, nothing has come to our attention that causes us to believe that the Sustainability Report of Stevanato Group as of December 31, 2022 is not prepared, in all material aspects, in accordance with the GRI Standards as stated in the paragraph “Methodological note” of the Sustainability Report. DELOITTE & TOUCHE S.p.A. Barbara Moscardi Partner Treviso, Italy April 21, 2023

Headquarters Via Molinella, 17 35017 Piombino Dese Padova, Italy Global footprint with operating units and commercial offices in 9 countries. Visit our website to contact us. stevanatogroup.com